
11006204

FOCUS ON FUNDAMENTALS

2010 ANNUAL REPORT



American River Bankshares

Annual Report Copies

American River Bankshares will provide its security holders and interested parties, without charge, a copy of its 2010 Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission. To request a copy by mail, please contact American River Bankshares. To view a pdf version online, please go to www.envisionreports.com/AMRB.

Table of Contents

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Letter from the Chairman and CEO

Dear Fellow Shareholder,

Focus on Fundamentals. American River Bankshares focused its efforts in 2010 on building new relationships and improving asset quality.

Despite the high credit costs related to collection and valuation allowances, we ended 2010 with a modest profit.

Our diligent efforts with our credit challenges resulted in some positive results. Year over year, classified loans were down 28.6% and loans past due 30-89 days were down 27.0%.

Loan demand remains off from normal levels as some businesses continue to struggle, have become debt averse or can handle with cash on hand what growth they are experiencing. In 2010, we originated $35 million in new loans, slightly less than half of the production in 2009.

American River Bank, Bank of Amador and North Coast Bank continue to employ a business model of relationship management, with the heart of the strategy being obtaining the principal operating account for both business and personal clients. These actions produced an $18.6 million or 6% increase in core deposits.

We remain well-capitalized with $90 million in total shareholders' equity and very liquid, which puts us in a position to take advantage of opportunities within the communities we serve.

In 2011, American River Bankshares will continue its approach of strategic-minded growth and a focus on fundamentals, especially in the area of asset quality. Economic recovery remains slow and uncertain, but we have the confidence that we are positioned correctly for the future success of our Company.

Thank you for your continued investment and for the trust and confidence you have placed in our Company.

Sincerely,



CHARLES D. FITE
CHAIRMAN OF THE BOARD



DAVID T. TABER
PRESIDENT & CHIEF EXECUTIVE OFFICER

TOTAL RETURN PERFORMANCE



140
120
100
80
60
40
20
12/31/05
12/31/06
12/31/07
13/31/08
12/31/09
12/31/10

	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
····· American River Bankshares	100.00	117.41	91.15	59.46	47.84	36.52
– – NASDAQ Composite	100.00	110.39	122.15	73.32	106.57	125.91
—— SNL Bank NASDAQ	100.00	112.27	88.14	64.01	51.93	61.27

SOURCE: SNL FINANCIAL LC, CHARLOTTESVILLE, VA

OUR LOCATIONS



AMERICAN RIVER BANKSHARES HEADQUARTERS
RANCHO CORDOVA, CA

AMERICAN RIVER BANK
1 BRADSHAW PLAZA
2 CAPITOL MALL
3 FAIR OAKS VILLAGE
4 POINT WEST
5 ROSEVILLE

BANK OF AMADOR
6 BUCKHORN
7 IONE
8 JACKSON

NORTH COAST BANK
9 HEALDSBURG
10 SANTA ROSA



ROSEVILLE
5
4
3
9
2
1
SANTA ROSA
10
SACRAMENTO
6
7
8
JACKSON
STOCKTON
SAN FRANCISCO

Financial Highlights

NET INTEREST MARGIN (NIM)



5.03
5.10
5.03
4.90
4.49
6
5
4
3
2
1
0
PERCENTAGE
2006
2007
2008
2009
2010
YEAR

LOAN MIX



Construction & Land Development $15,971
Multi-Family RE $6,968
Residential RE $26,099
Other $23,170
Owner Occupied CRE $117,154
Commercial $58,261
Investor CRE $98,922

CAPITAL RATIOS



25
20
15
10
5
0
PERCENTAGE
7.81
11.59
7.72
10.70
8.32
11.50
12.45
18.39
12.55
20.33
2006
2007
2008
2009
2010
YEAR

Leverage Ratio ■ Total Risk-Based Capital Ratio

DEPOSIT MIX


200,000
150,000
100,000
50,000
0
DOLLARS IN THOUSANDS
$160,574
$41,814
$122,765
$36,893
$131,829
$132,666
$43,577
$127,397
$35,639
$116,366
$119,143
$45,581
$105,919
$33,438
$132,980
$118,328
$50,154
$131,614
$36,234
$133,425
$126,636
$45,075
$137,636
$45,537
$110,238
2006
2007
2008
2009
2010
YEAR
Noninterest-Bearing Deposits
Interest Checking
Money Market
Savings
Time Deposit

BUSINESS FOCUSED DEPOSITS


Noninterest-
Bearing
27%
Time
23%
Interest Checking
10%
Savings
10%
Money Market
30%
Personal
28%
Business
72%

Our Team

AMERICAN RIVER BANK AND BANKSHARES BOARD OF DIRECTORS

Charles D. Fite
Chairman of the Board
President, Fite Development Co.

Roger J. Taylor, DDS
Vice-Chairman of the Board
Executive Director—Impax Health Prime

Stephen H. Waks, Esq.
Secretary to the Board
Attorney-at-Law and Owner—Waks Law Corporation

Robert J. Fox, CPA
Partner—Gallina LLP

William A. Robotham, CPA
Executive Partner—Pisenti & Brinker LLP

David T. Taber
President & CEO—American River Bankshares

Philip A. Wright
Owner—Prudential California Realty

Michael A. Ziegler
President & CEO—Pride Industries

AMERICAN RIVER BANKSHARES EXECUTIVE TEAM

David T. Taber
President & CEO

Mitchell A. Derenzo
EVP & Chief Financial Officer

Douglas E. Tow
EVP & Chief Credit Officer

Kevin B. Bender
EVP & Chief Operating Officer

NORTH COAST BANK REGIONAL COMMUNITY BANK BOARD

Raymond F. Byrne
President, North Coast Bank

Pam Chanter
Vice President—Vantreo Insurance Brokers

Robert Hillmann
Movie Producer-Director
President Renergy BioConverter

Herb Liberman
Economic Development Coordinator
Healdsburg Chamber of Commerce & Visitors Bureau

William A. Robotham, CPA

Stephen E. Schwitalla
CEO—Sonoma County Vintners Co-op

Philip A. Wright

STOCK LISTING

American River Bankshares trades on the NASDAQ Global Select Stock Market under the symbol "AMRB"

INVESTOR RELATIONS

American River Bankshares
3100 Zinfandel Drive, Suite 450
Rancho Cordova, CA 95670
(916) 851-0123
investor.relations@amrb.com
www.amrb.com

TRANSFER AGENT

Computershare Trust Company
P.O. Box 43078
Providence, RI 02940
1-800-942-5909
www.computershare.com

ANNUAL MEETING

The 2011 annual meeting of American River Bankshares will be held at 3:00 p.m. on May 19, 2011 at:

Sacramento Marriott Rancho Cordova
11211 Point East Drive
Rancho Cordova, CA 95742

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Selected Financial Data

Financial Summary

The following table presents certain consolidated financial information concerning the business of the Company and its subsidiaries. This information should be read in conjunction with the Consolidated Financial Statements, the notes thereto, and Management's Discussion and Analysis included in this report. All per share data has been retroactively restated to reflect stock dividends and stock splits.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)

AS OF AND FOR THE YEARS ENDED DECEMBER 31,	2010	2009	2008	2007	2006
Operations Data:					
Net interest income	$ 22,256	$ 24,032	$ 25,925	$ 26,402	$ 27,066
Provision for loan and lease losses	7,365	8,530	1,743	450	320
Noninterest income	1,804	2,269	2,168	2,599	2,443
Noninterest expenses	16,470	15,811	14,201	14,833	14,388
Income before income taxes	225	1,960	12,149	13,718	14,801
Income taxes (benefit)	(251)	374	4,578	5,240	5,739
Net income	$ 476	$ 1,586	$ 7,571	$ 8,478	$ 9,062
Share Data:					
Earnings per share—basic	$ 0.05	$ 0.26	$ 1.30	$ 1.40	$ 1.42
Earnings per share—diluted	$ 0.05	$ 0.26	$ 1.30	$ 1.39	$ 1.39
Cash dividends per share [1]	$ 0.00	$ 0.29	$ 0.57	$ 0.55	$ 0.53
Book value per share	$ 9.07	$ 8.87	$ 10.95	$ 10.22	$ 10.00
Tangible book value per share	$ 7.37	$ 7.15	$ 7.98	$ 7.23	$ 7.14
Balance Sheet Data:					
Assets	$ 578,940	$ 594,418	$ 563,157	$ 573,685	$ 604,003
Loans and leases, net	338,533	376,322	412,356	394,975	382,993
Deposits	465,122	469,755	437,061	455,645	493,875
Shareholders' equity	89,544	87,345	63,447	59,973	62,371
Financial Ratios:					
Return on average equity	0.53%	2.44%	12.39%	14.01%	14.48%
Return on average tangible equity	0.66%	3.31%	17.32%	19.78%	20.33%
Return on average assets	0.08%	0.28%	1.32%	1.47%	1.50%
Efficiency ratio [2,3]	66.87%	58.45%	48.92%	49.49%	47.11%
Net interest margin [2]	4.49%	4.90%	5.03%	5.10%	5.03%
Net loans and leases to deposits	72.78%	80.11%	94.35%	86.68%	77.55%
Net charge-offs to average loans & leases	2.12%	1.62%	0.42%	0.11%	0.03%
Nonperforming loans and leases to total loans and leases [4]	6.52%	5.46%	1.49%	1.86%	0.02%
Allowance for loan and lease losses to total loans and leases	2.19%	2.06%	1.41%	1.47%	1.51%
Average equity to average assets	15.28%	11.36%	10.62%	10.52%	10.38%
Capital Ratios:					
Leverage capital ratio	12.55%	12.45%	8.32%	7.72%	7.81%
Tier 1 risk-based capital ratio	19.07%	17.13%	11.50%	10.70%	11.59%
Total risk-based capital ratio	20.33%	18.39%	10.25%	9.45%	10.34%

1 On July 27, 2009, the Company announced that the Board of Directors temporarily suspended the payment of cash dividends, until such time that it was prudent to reestablish the payment of cash dividends. Regulatory approval will be required before the payment of cash dividends may be reestablished.

2 Fully taxable equivalent.

3 Excludes the amortization of intangible assets.

4 Non-performing loans and leases consist of loans and leases past due 90 days or more and still accruing and nonaccrual loans and leases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is American River Bankshares management's discussion and analysis of the significant changes in income and expense accounts for the years ended December 31, 2010, 2009, and 2008.

Cautionary Statements Regarding Forward-Looking Statements

Certain matters discussed or incorporated by reference in this Annual Report including, but not limited to, matters described herein," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) the duration of financial and economic volatility and decline and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury, to deal with challenges to the U.S. financial system; (2) the risks presented by a continued economic recession, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations and loan portfolio delinquency rates; (3) variances in the actual versus projected growth in assets and return on assets; (4) potential continued or increasing loan and lease losses; (5) potential increasing levels of expenses associated with resolving non-performing assets as well as regulatory changes; (6) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits and other borrowed funds; (7) competitive effects; (8) potential declines in fee and other noninterest income earned associated with economic factors as well as regulatory changes; (9) general economic conditions nationally, regionally, and within our operating markets could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our ability to continue internal growth at historical rates and maintain the quality of our earning assets; (10) changes in the regulatory environment including government intervention in the U.S. financial system; (11) changes in business conditions and inflation; (12) changes in securities markets, public debt markets, and other capital markets; (13) potential data processing and other operational systems failures or fraud; (14) potential continued decline in real estate values in our operating markets; (15) the effects of uncontrollable events such as terrorism, the threat of terrorism or the impact of the current military conflicts in Afghanistan and Iraq and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications; (16) changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations; (17) projected business increases following any future strategic expansion could be lower than expected; (18) the goodwill we have recorded in connection with acquisitions could become impaired, which may have an adverse impact on our earnings; (19) the reputation of the financial services industry could experience further deterioration, which could adversely affect our ability to access markets for funding and to acquire and retain customers; and (20) the efficiencies we may expect to receive from any investments in personnel and infrastructure may not be realized. The factors set forth under "Item 1A - Risk Factors" in our 2010 Form 10-K and other cautionary statements and information contained in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report, when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our reports filed with the Securities and Exchange Commission (the "SEC") on Forms 10-K, 10-Q and 8-K.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. We use historical loss data, peer group experience and the economic environment as factors, among others, in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is an estimate of the credit loss risk in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) "Accounting for Contingencies," which requires that losses be accrued when it is probable that a loss has occurred at the balance sheet date and such loss can be reasonably estimated; and (2) "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued on impaired loans based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is determined based upon estimates that can and do change when the actual risk, loss events, or changes in other factors, occur. The analysis of the allowance uses a historical loss view as one indicator of future losses and as a result could differ from the loss incurred in the future. If the allowance for loan and lease losses falls below that deemed adequate (by reason of loan and lease growth, actual losses, the effect of changes in risk ratings, or some combination of these factors), the Company has a strategy for supplementing the allowance for loan and lease losses, over the short term. For further information regarding our allowance for loan and lease losses, see "Allowance for Loan and Lease Losses Activity."

Stock-Based Compensation

The Company recognizes compensation expense over the vesting period in an amount equal to the fair value of all share-based payments which consist of stock options and restricted stock awarded to directors and employees. The fair value of each award is estimated on the date of grant and amortized over the service period using a Black-Scholes-Merton based option valuation model that requires the use of assumptions. Critical assumptions that affect the estimated fair value of each award include expected stock price volatility, dividend yields, option life and the risk-free interest rate.

Goodwill

Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at a reporting unit level at least annually following the year of acquisition. The Company performed an evaluation of the goodwill, recorded as a result of the Bank of Amador acquisition, during the fourth quarter of 2010 and determined that there was no impairment. While the Company believes all assumptions utilized in its assessment of goodwill for impairment are reasonable and appropriate, changes in earnings, the effective tax rate, historical earnings multiples and the cost of capital could all cause different results for the calculation of the present value of future cash flows.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

The Company accounts for uncertainty in income taxes under "Accounting for Uncertainty in Income Taxes." Under the provisions of Accounting for Uncertainty in Income Taxes, only tax positions that met the more-likely-than-not recognition threshold are recognized. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The election has been made to record interest expense related to tax exposures in tax expense, if applicable, and the exposure for penalties related to tax exposures in tax expense, if applicable.

Other Events

In February 2010, in connection with the Bank's regularly scheduled 2009 FDIC examination, the Bank entered into a Memorandum of Understanding (the "Memorandum") with the FDIC and the California Commissioner of Financial Institutions. The Memorandum covers actions to be taken by the Board of Directors and management to, among other matters, (i) enhance BSA compliance; (ii) reduce the Bank's level of classified assets and further strengthen and improve the Bank's asset quality; (iii) obtain regulatory approval prior to paying any cash dividends; and (iv) maintain the Bank's Tier 1 Leverage capital ratio at not less than 8% and a Total Risk-Based capital ratio of not less than 11%. As of December 31, 2010, the foregoing ratios for the Bank were 11.8% and 19.1%, respectively. The Company believes that the Bank is currently in compliance in all material respects with the actions described in the Memorandum. Consequently, the Company does not expect these actions to significantly change its business strategy in any material respect; however, noncompliance with provisions of the Memorandum could result in regulatory enforcement actions that could have a material adverse effect upon the Company.

Overview

The Company recorded net income in 2010 of $476,000, down from $1,586,000 in 2009. Diluted earnings per share for 2010 were $0.05, a decrease of $0.21 from the $0.26 recorded in 2009. For 2010, the Company realized a return on average equity of 0.53% and a return on average assets of 0.08%, as compared to 2.44% and 0.28% for 2009.

Net income for 2009 was $5,985,000 (79.1%) lower than the $7,571,000 recorded in 2008. In 2008, diluted earnings per share were $1.30, return on average assets was 1.32% and return on average equity was 12.39%. Table One below provides a summary of the components of net income for the years indicated:

TABLE ONE: COMPONENTS OF NET INCOME

(DOLLARS IN THOUSANDS)

FOR THE YEARS ENDED:	2010	2009	2008
Net interest income*	$ 22,465	$ 24,331	$ 26,277
Provision for loan and lease losses	(7,365)	(8,530)	(1,743)
Noninterest income	1,804	2,269	2,168
Noninterest expense	(16,470)	(15,811)	(14,201)
Benefit from (provision for) income taxes	251	(374)	(4,578)
Tax equivalent adjustment	(209)	(299)	(352)
Net income	$ 476	$ 1,586	$ 7,571
Average total assets	$ 584,114	$ 572,473	$ 575,046
Net income as a percentage of average total assets	0.08%	0.28%	1.32%

* Fully taxable equivalent basis (FTE)

All share and per share data for 2008 has been adjusted for a 5% stock dividend distributed on December 18, 2008. There were no stock dividends distributed in 2010 or 2009.

During 2010, total assets of the Company decreased $15,478,000 (2.6%) to a total of $578,940,000 at year-end. At December 31, 2010, net loans totaled $338,533,000, down $37,789,000 (10.0%) from the ending balance on December 31, 2009. Deposits decreased $4,633,000 or 1.0% during 2010 resulting in ending deposit balances of $465,122,000. Shareholders' equity increased 2.5% during 2010, increasing by $2,199,000 to end the year at $89,544,000. The Company ended 2010 with a Tier 1 capital ratio of 12.6% and a total risk-based capital ratio of 20.3% compared to Tier 1 capital ratio of 12.5% and a total risk-based capital ratio of 18.4% at the end of 2009.

Results of Operations

Net Interest Income and Net Interest Margin

Net interest income represents the excess of interest and fees earned on interest earning assets (loans, securities, Federal funds sold and interest-bearing deposits in other banks) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

The Company's fully taxable equivalent net interest margin was 4.49% in 2010, 4.90% in 2009, and 5.03% in 2008. The fully taxable equivalent net interest income was down $1,866,000 (7.7%) in 2010 compared to 2009. The fully taxable equivalent net interest income was down $1,946,000 (7.4%) in 2009 compared to 2008.

The fully taxable equivalent interest income component decreased from $29,421,000 in 2009 to $25,915,000 in 2010, representing an 11.9% decrease. The decrease in the fully taxable equivalent interest income for 2010 compared to the same period in 2009 is comprised of two components - rate (down $2,695,000) and volume (down $811,000). The rate decrease can be attributed to the overall lower interest rate environment, forgone interest on nonaccrual loans, and lower average loans replaced with higher average investment securities. During 2010, foregone interest income on nonaccrual loans was approximately $1,736,000, compared to foregone interest of $1,281,000 during 2009. The average balance of earning assets increased 0.9% from $496,202,000 in 2009 to $500,882,000 in 2010, however, much of the increase relates to an increase in investment securities, offset by a decrease in loan balances. When compared to 2009, average loan balances were down $42,094,000 (10.4%) to $362,445,000 for 2010 and average investment securities were up $47,982,000 (53.3%) to $138,031,000 for 2010. The overall low interest rate environment, the negative effect of the foregone interest on loans, and the change in the asset mix (lower loan totals and higher investment security totals) resulted in a 76 basis point decrease in the yield on average earning assets from 5.93% for 2009 to 5.17% for 2010. The volume decrease of $811,000 occurred mainly as a result of the decrease in average loans. The market in which the Company operates continues to see a slowdown in new loan volume as existing and potential new borrowers continue to pay down debt and delay expansion plans.

The fully taxable equivalent interest income component decreased from $33,905,000 in 2008 to $29,421,000 in 2009, representing a 13.2% decrease. The decrease in the fully taxable equivalent interest income for 2009 compared to the same period in 2008 is comprised of two components—rate (down $3,100,000) and volume (down $1,384,000). The decline in rates can be attributed to decreases implemented by the Company on the loans and leases during 2007 and 2008 in response to the Federal Reserve Board (the "FRB") decreases in the Federal funds and discount rates. Decreases by the FRB have resulted in ten rate reductions totaling 500 basis points from September 2007 to December 31, 2009. In addition, interest forgone on nonaccrual loans in 2009 increased when compared to 2008. Net interest income forgone on nonaccrual loans was approximately $1,281,000 during 2009 compared to $647,000 during 2008. The overall decreasing interest rate environment and the negative effect of the higher nonaccrual loans resulted in a 54 basis point decrease in the yield on average earning assets from 6.47% for 2008 to 5.93% for 2009. The volume decrease occurred due to a 5.0% decrease in average earning assets. The overall decrease in the average assets balance during that time period is mainly related to a decrease in loans and leases and investment securities balances. Loan and lease balances are down as the overall production for new loans is down. The investment securities balances are lower as the Company implemented a strategy to use the proceeds from principal reductions and maturing investment securities to provide funding for a decrease in average borrowings and to increase average noninterest-bearing cash balances. The increase in cash balances was used to bolster liquidity during an unsettling time in the banking environment.

This strategy to reduce the balances in investment securities resulted in a 15.8% decrease in average investment securities from $106,949,000 during 2008 to $90,049,000 during 2009, while average noninterest-bearing cash balances increased $21,804,000 or 113.2% from $19,260,000 during 2008 to $41,064,000 during 2009.

Interest expense was $1,640,000 (32.2%) lower in 2010 compared to 2009. The average balances on interest bearing liabilities were $19,366,000 (5.0%) lower in 2010 compared to 2009. The lower balances accounted for a $719,000 decrease in interest expense. Average borrowings were down $29,287,000 (58.9%) as the Company replaced higher cost borrowings with lower cost checking and money market accounts. Average deposit balances increased $16,449,000 or 3.6% from $452,728,000 during 2009 to $469,177,000 during 2010. The Company continues to have success attracting new deposit relationships, as a direct result of its business development efforts. As a result of the lower overall interest rate environment, the decrease in rates accounted for a $921,000 reduction in interest expense for 2010 compared to 2009. Rates paid on interest bearing liabilities decreased 38 basis points between 2009 to 2010 from 1.32% to 0.94%.

Interest expense decreased $2,538,000 (33.3%) in 2009 compared to 2008. The average balances of interest-bearing liabilities were $3,276,000 (0.9%) higher in 2009 compared to 2008. The higher balances, especially in the level of average time deposits accounted for a $168,000 increase in interest expense. This increase was offset by lower rates, which accounted for a $2,706,000 decrease in interest expense in 2009. Rates paid on interest-bearing liabilities decreased 67 basis points between 2008 to 2009 from 1.99% to 1.32%.

Table Two, Analysis of Net Interest Margin on Earning Assets, and Table Three, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Company's interest income and expenses. Table Two provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Three sets forth a summary of the changes in interest income and interest expense from changes in average asset and liability balances (volume), computed on a daily average basis, and changes in average interest rates.

TABLE TWO: ANALYSIS OF NET INTEREST MARGIN ON EARNING ASSETS

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2010			2009			2008		
(TAXABLE EQUIVALENT BASIS)	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield
Assets:									
Earning assets									
Loans and leases [1]	$ 362,445	$ 22,227	6.13%	$ 404,539	$ 25,378	6.27%	$ 410,293	$ 28,512	6.95%
Taxable investment securities	122,381	2,840	2.32%	67,480	2,763	4.09%	79,675	3,711	4.66%
Tax-exempt investment securities [2]	15,628	843	5.39%	22,541	1,215	5.39%	27,102	1,428	5.27%
Corporate stock	22	-	-	28	6	21.43%	172	22	12.79%
Federal funds sold	-	-	-	11	-	-	486	10	2.06%
Interest bearing deposits in other banks	406	5	1.23%	1,603	59	3.68%	4,838	222	4.59%
Total earning assets	500,882	25,915	5.17%	496,202	29,421	5.93%	522,566	33,905	6.47%
Cash & due from banks	48,318			41,064			19,260		
Other assets	43,142			42,208			39,330		
Allowance for loan & lease losses	(8,228)			(7,001)			(6,110)		
	$ 584,114			$ 572,473			$ 575,046		
Liabilities & Shareholders' Equity:									
Interest bearing liabilities:									
NOW & MMDA	$182,495	1,327	0.73%	$ 163,141	1,375	0.84%	$164,531	1,929	1.17%
Savings	41,510	224	0.54%	34,392	229	0.67%	36,033	324	0.90%
Time deposits	121,050	1,401	1.16%	137,601	2,399	1.74%	121,479	3,648	3.00%
Other borrowings	20,458	498	2.43%	49,745	1,087	2.19%	59,560	1,727	2.90%
Total interest bearing liabilities	365,513	3,450	0.94%	384,879	5,090	1.32%	381,603	7,628	1.99%
Demand deposits	124,122			117,594			126,125		
Other liabilities	5,221			4,993			6,234		
Total liabilities	494,856			507,466			513,962		
Shareholders' equity	89,258			65,007			61,084		
	$ 584,114			$ 572,473			$ 575,046		
Net interest income & margin [3]		$ 22,465	4.49%		$ 24,331	4.90%		$ 26,277	5.03%

1 Loan and lease interest includes loan and lease fees of $56,000, $46,000 and $250,000 in 2010, 2009 and 2008, respectively.

2 Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% in 2010 and 2009 and 35% in 2008.

3 Net interest margin is computed by dividing net interest income by total average earning assets.

TABLE THREE: ANALYSIS OF VOLUME AND RATE CHANGES ON NET INTEREST INCOME AND EXPENSES

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31, 2010 OVER 2009	Volume	Rate [4]	Net Change
Increase (decrease) due to change in:			
Interest-earning assets:			
Net loans and leases [1,2]	$ (2,641)	$ (510)	$ (3,151)
Taxable investment securities	2,248	(2,171)	77
Tax-exempt investment securities [3]	(373)	1	(372)
Corporate stock	(1)	(5)	(6)
Federal funds sold & other	-	-	-
Interest bearing deposits in other banks	(44)	(10)	(54)
Total	(811)	(2,695)	(3,506)
Interest-bearing liabilities:			
Demand deposits	163	(211)	(48)
Savings deposits	47	(52)	(5)
Time deposits	(289)	(709)	(998)
Other borrowings	(640)	51	(589)
Total	(719)	(921)	(1,640)
Interest differential	$ (92)	$ (1,774)	$ (1,866)

YEAR ENDED DECEMBER 31, 2009 OVER 2008	Volume	Rate [4]	Net Change
Increase (decrease) due to change in:			
Interest-earning assets:			
Net loans and leases [1,2]	$ (400)	$ (2,734)	$ (3,134)
Taxable investment securities	(568)	(380)	(948)
Tax-exempt investment securities [3]	(240)	27	(213)
Corporate stock	(18)	2	(16)
Federal funds sold & other	(10)	-	(10)
Interest bearing deposits in other banks	(148)	(15)	(163)
Total	(1,384)	(3,100)	(4,484)
Interest-bearing liabilities:			
Demand deposits	(16)	(538)	(554)
Savings deposits	(15)	(80)	(95)
Time deposits	484	(1,733)	(1,249)
Other borrowings	(285)	(355)	(640)
Total	168	(2,706)	(2,538)
Interest differential	$ (1,552)	$ (394)	$ (1,946)

1 The average balance of non-accruing loans and leases is immaterial as a percentage of total loans and leases and, as such, has been included in net loans and leases.

2 Loan and lease fees of $56,000, $46,000 and $250,000 for the years ended December 31, 2010, 2009 and 2008, respectively, have been included in the interest income computation.

3 Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% in 2010 and 2009 and 35% in 2008.

4 The rate/volume variance has been included in the rate variance.

Provision for Loan and Lease Losses

The Company provided $7,365,000 for loan and lease losses in 2010 as compared to $8,530,000 for 2009. Net loan and lease losses for 2010 were $7,689,000 as compared to $6,539,000 in 2009. In 2010, net loan and lease losses as a percentage of average loans outstanding were 2.12% compared to 1.62% in 2009. In 2008, the Company provided $1,743,000 for loan and lease losses and net charge-offs were $1,708,000. The Company has continued to provide significant amounts to the reserve for loan and lease losses for 2010 resulting from a continued high level of nonperforming loans and leases, due mainly to the overall challenging economy in the Company's market areas and the United States, overall. Although loan chargeoffs increased from 2009 to 2010, the provision for loan and lease losses decreased for 2010 compared to 2009. Many of the loan chargeoffs in 2010 had specific reserves on those loans which were reduced as the loan balances were partially charged off. At December 31, 2010, specific reserves were $1,619,000 compared to $3,810,000 as of December 31, 2009. For additional information see the "Allowance for Loan and Lease Losses Activity."

Service Charges and Fees and Other Income

Table Four below provides a summary of the components of noninterest income for the periods indicated

TABLE FOUR: COMPONENTS OF NONINTEREST INCOME

(DOLLARS IN THOUSANDS) YEAR ENDED DECEMBER 31,	2010	2009	2008
Service charges on deposit accounts	$ 866	$ 1,018	$ 741
Merchant fee income	420	437	482
Earnings on Bank owned life insurance	277	246	395
Income from residential lending division	-	7	283
Accounts receivable servicing fees	-	35	170
Gain (loss) on sale, call and impairment of securities	7	270	(119)
Other	234	256	216
	$ 1,804	$ 2,269	$ 2,168

Noninterest income was down $465,000 (20.5%) to $1,804,000 in 2010 from the 2009 level. The decrease from 2009 to 2010 was primarily related to lower service charges on deposit accounts (down $152,000 or 14.9%) and lower gain on sale of securities (down $263,000 or 97.4%). The lower service charges on deposit accounts resulted from decreased fees on overdrawn checking accounts (down $147,000 or 24.2%).

Noninterest income was up $101,000 (4.7%) to $2,269,000 in 2009 from the 2008 level. The increase from 2008 to 2009 was primarily related to higher service charges on deposit accounts (up $277,000 or 37.4%) and gain on sale of securities. The higher service charges on deposit accounts resulted from increased fees on overdrawn checking accounts (up $183,000 or 43.3%) and higher service fees on checking accounts (up $86,000 or 34.1%). The difference in the gain on sale of securities resulted from a loss in 2008 related to an impairment charge of $245,000 on the Company's investment in Federal National Mortgage Association ("FNMA") preferred stock. During 2009, the Company also experienced lower income from fees on accounts receivable servicing, which resulted from lower overall volume (down $135,000 or 79.4%); lower fees from residential lending, which resulted from lower volume (down $276,000); and lower income from bank owned life insurance, which resulted from lower yields on the bank owned life insurance investments (down $149,000 or 37.7%).

Salaries and Benefits

Salaries and benefits were $7,876,000 (up $597,000 or 8.2%) for 2010 as compared to $7,279,000 in 2009. The increase in salary and benefits was due in part to a decrease in direct costs associated with the production of new loans. The Company allocates the direct costs of originating loans as a credit to salary expense in accordance with generally accepted accounting principles. As loan volume decreases the Company allocates less direct costs of loan production against salary expense. The offset from direct cost reimbursement decreased $221,000 (32.8%) from $674,000 in 2009 to $453,000 in 2010. Overall salary expense increased $80,000 (1.3%) mainly due to the additional staff added to the loan collection and workout department. Employee benefits, which include employee health insurance, increased $279,000 (27.8%). The average FTE's decreased from 117 in 2009 to 113 during 2010 and, at the end of 2010, the full-time equivalent staff was 111, down 7 from 118 at the end of 2009.

Salaries and benefits were $7,279,000 (down $408,000 or 5.3%) for 2009 as compared to $7,687,000 in 2008. The decrease in salary and benefit expense is primarily related to a decrease in the average full-time equivalent employees ("FTE"). The average FTE's decreased from 123 in 2008 to 117 during 2009 and, at the end of 2009, the full-time equivalent staff was 118, down 4 from 122 at the end of 2008.

Other Real Estate Owned

The total other real estate owned ("OREO") expense in 2010 was $1,210,000 compared to $1,441,000 in 2009. The reduced expense ($231,000 or 16.0%) is related to lower valuation allowances in 2010 as compared to 2009. OREO expense increased from $1,000 in 2008 to $1,441,000 due to an increase in the number of foreclosed properties in 2009.

Occupancy, Furniture and Equipment

Occupancy expense decreased $118,000 (8.5%) during 2010 to $1,271,000, compared to $1,389,000 in 2009. The majority of the decrease relates to lower rent associated with the Company's banking offices. Furniture and equipment expense was $720,000 in 2010 compared to $759,000 in 2009, representing a $39,000 (5.1%) decrease.

Occupancy expense decreased $106,000 (7.1%) during 2009 to $1,389,000, compared to $1,495,000 in 2008. The majority of the decrease relates to lower rent associated with the Company's decision to relocate its banking office in Santa Rosa. Furniture and equipment expense was $759,000 in 2009 compared to $774,000 in 2008, representing a $15,000 (1.9%) decrease. The decrease in furniture and equipment expense relates primarily to lower technology related maintenance.

Federal Deposit Insurance Corporation ("FDIC")

FDIC assessments increased $653,000 (84.8%) during 2010 to $1,423,000, up from $770,000 in 2009. The increase relates to increased assessments from the FDIC based on the growth in the Company's deposits balances, changes to the Bank's assessment category, and to cover higher expenses incurred by the FDIC.

FDIC assessments increased $619,000 (409.9%) during 2009 to $770,000, up from $151,000 in 2008. The increase relates to increased assessments from the FDIC.

Other Expenses

Table Five below provides a summary of the components of the other noninterest expenses for the periods indicated:

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2010	2009	2008
Professional fees	$ 1,191	$ 1,061	$ 936
Telephone and postage	336	375	403
Directors' expense	371	390	321
Outsourced item processing	414	369	391
Advertising and promotion	198	232	339
Stationery and supplies	208	205	274
Amortization of intangible assets	242	263	286
Other operating expenses	1,010	1,278	1,143
	$ 3,970	$ 4,173	$ 4,093

Other expenses were $3,970,000 (down $203,000 or 4.9%) for 2010 as compared to $4,173,000 for 2009. Professional fees increased $130,000 (12.3%) due in part to higher legal, accounting, and other professional services to comply with changes in the regulatory environment and to resolve problem loans. This increase was offset by reductions in several other expense related items as the Company continued to focus on reducing expenses and outside services. The overhead efficiency ratio on a taxable equivalent basis for 2010 was 66.9% as compared to 58.5% in 2009. Much of the increase is related to the increase in salaries and benefits and FDIC assessments and overall lower revenue.

Other expenses were $4,173,000 (up $80,000 or 2.0%) for 2009 as compared to $4,093,000 for 2008. Professional fees increased $125,000 (13.4%) due in part to higher legal, accounting, and other professional services to comply with changes in the regulatory environment and to resolve problem loans. This increase was offset by reductions in several other expense related items as the Company continued to focus on reducing expenses and services. The overhead efficiency ratio on a taxable equivalent basis for 2009 was 58.5% as compared to 48.9% in 2008.

(Benefit from) Provision for Income Taxes

The effective tax rate on income was (-111.6%), 19.1%, and 37.7% in 2010, 2009 and 2008, respectively. The effective tax rate differs from the federal statutory tax rate due to state tax (benefit) expense (net of federal tax effect) of ($66,000),

$59,000, and $802,000 in these years. Tax-exempt income of $894,000, $1,125,000, and $1,415,000 from investment securities and bank owned life insurance in these years helped to reduce the effective tax rate. The benefit recorded in 2010 and the lower effective tax rate in 2009 results from the Company realizing the benefits of tax-free income related to such items as municipal bonds and bank owned life insurance against an overall lower amount of taxable income.

Balance Sheet Analysis

The Company's total assets were $578,940,000 at December 31, 2010 as compared to $594,418,000 at December 31, 2009, representing a decrease of $15,478,000 (2.6%). The average balances of total assets during 2010 were $584,114,000, up $11,641,000 or 2.0% from the 2009 total of $572,473,000.

Investment Securities

The Company classifies its investment securities as trading, held-to-maturity or available-for-sale. The Company's intent is to hold all securities classified as held-to-maturity until maturity and management believes that it has the ability to do so. Securities available-for-sale may be sold to implement asset/liability management strategies; as part of our contingency funding plan; and in response to changes in interest rates, prepayment rates and similar factors. Table Six below summarizes the values of the Company's investment securities held on December 31 of the years indicated.

TABLE SIX: INVESTMENT SECURITIES COMPOSITION

(DOLLARS IN THOUSANDS)

AVAILABLE-FOR-SALE (AT FAIR VALUE)	2010	2009	2008
Debt securities:			
Mortgage-backed securities	$ 138,644	$ 76,009	$ 32,232
Obligations of states and political subdivisions	15,792	20,587	31,012
Equity securities:			
Corporate stock	79	86	90
Total available-for-sale investment securities	$ 154,515	$ 96,682	$ 63,334
Held-to-maturity (at amortized cost)			
Debt securities:			
Mortgage-backed securities	$ 6,149	$ 12,331	$ 24,365
Total held-to-maturity investment securities	$ 6,149	$ 12,331	$ 24,365

See Table Fifteen for a breakdown of the investment securities by maturity and the corresponding weighted average yields.

Loans and Leases

The Company concentrates its lending activities in the following principal areas: (1) commercial; (2) commercial real estate; (3) multi-family real estate; (4) real estate construction (both commercial and residential); (5) residential real estate; (6) lease financing receivable; (7) agriculture; and (8) consumer loans. At December 31, 2010, these categories accounted for approximately 17%, 62%, 2%, 5%, 7%, 1%, 2% and 4%, respectively, of the Company's loan portfolio. This mix was relatively unchanged compared to 19%, 58%, 2%, 7%, 7%, 1%, 2% and 4% at December 31, 2009. Continuing focus in the Company's market area, new borrowers developed through the Company's marketing efforts, and credit extensions expanded to existing borrowers resulted in the Company originating approximately $35 million in new loans in 2010. Normal pay downs, loan chargeoffs, and loans transferred to OREO, resulted in an overall decrease in total loans and leases of $38,286,000 (10.0%) from December 31, 2009. The market in which the Company operates continues to see a slowdown in new loan volume as existing borrowers continue to pay down debt and delay expansion plans. The Company reported net decreases in balances for commercial loans ($14,360,000 or 19.8%), commercial real estate ($7,609,000 or 3.4%), multi-family real estate ($1,508,000 or 17.8%), real estate construction ($11,511,000 or 41.9%), residential real estate ($823,000 or 3.1%), lease financing receivable ($1,154,000 or 29.4%), agriculture ($270,000 or 3.6%), and consumer loans ($1,051,000 or 7.4%). Table Seven below summarizes the composition of the loan and lease portfolio for the past five years as of December 31.

TABLE SEVEN: LOAN AND LEASE PORTFOLIO COMPOSITION

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2010	2009	2008	2007	2006
Commercial	$ 58,261	$ 72,621	$ 90,625	$ 94,632	$ 85,859
Real estate:					
Commercial	216,076	223,685	218,626	191,774	175,643
Multi-family	6,968	8,476	8,938	5,830	3,618
Construction	15,971	27,482	48,664	66,022	90,314
Residential	26,099	26,922	24,706	20,120	8,689
Lease financing receivable	2,766	3,920	4,475	4,070	6,375
Agriculture	7,202	7,472	8,015	8,177	7,362
Consumer	13,202	14,253	14,796	10,750	11,712
	346,545	384,831	418,845	401,375	389,572
Deferred loan fees, net	(427)	(600)	(571)	(517)	(705)
Allowance for loan and lease losses	(7,585)	(7,909)	(5,918)	(5,883)	(5,874)
Total net loans and leases	$ 338,533	$ 376,322	$ 412,356	$ 394,975	$ 382,993

A significant portion of the Company's loans and leases are direct loans and leases made to individuals and local businesses. The Company relies substantially on local promotional activity and personal contacts by American River Bank officers, directors and employees to compete with other financial institutions. The Company makes loans and leases to borrowers whose applications include a sound purpose and a viable primary repayment source, generally supported by a secondary source of repayment.

Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Consumer loans include a range of traditional consumer loan products such as personal lines of credit and homeowner equity lines of credit and loans to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. Construction loans are generally comprised of commitments to customers within the Company's service area for construction of commercial properties, multi-family properties and custom and semi-custom single-family residences. Other real estate loans consist primarily of loans secured by first trust deeds on commercial and residential properties typically with maturities from 3 to 10 years and original loan-to-value ratios generally from 65% to 75%. Agriculture loans consist primarily of vineyard loans and development loans to plant vineyards. In general, except in the case of loans under SBA programs or Farm Services Agency guarantees, the Company does not make long-term mortgage loans. Up until 2008, American River Bank had a residential lending division to assist customers in securing most forms of longer term single-family mortgage financing. American River Bank acted as a broker between American River Bank's clients and the loan wholesalers. American River Bank received an origination fee for loans closed.

"Subprime" real estate loans generally refer to residential mortgages made to higher-risk borrowers with lower credit and/or income histories. Within the industry, many of these loans were originated with adjustable interest rates that reset upward after an introductory period. These "subprime" loans coupled with declines in housing prices have led to an increase in the banking industry's default rates resulting in many instances of increased foreclosure rates as the adjustable interest rates reset to higher levels. The Company did not have any such "subprime" loans at December 31, 2010 and December 31, 2009.

Average loans and leases in 2010 were $362,445,000 which represents a decrease of $42,094,000 (10.4%) compared to the average in 2009. Average loans and leases in 2009 were $404,539,000 which represented a decrease of $5,754,000 (1.4%) over the average in 2008.

Risk Elements

The Company assesses and manages credit risk on an ongoing basis through a total credit culture that emphasizes excellent credit quality, extensive internal monitoring and established formal lending policies. Additionally, the Company contracts with an outside loan review consultant to periodically review the existing loan and lease portfolio. Management believes its ability to identify and assess risk and return characteristics of the Company's loan and lease portfolio is critical for profitability and growth. Management strives to continue its emphasis on credit quality in the loan and lease approval process, through active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan and lease review and grading system that functions to continually assess the credit risk inherent in the loan and lease portfolio. In addition, the Company is taking actions to further strengthen and improve its asset quality in accordance with an informal agreement arising out of its 2009 regulatory examination including, among other matters, enhancement of existing procedures for appraisals and re-appraisals on secured loans and other real estate owned, and problem loan identification, including identification of impaired loans and leases and identification of troubled debt restructured loans ("TDRs").

Ultimately, underlying trends in economic and business cycles may influence credit quality. American River Bank's business is concentrated in the Sacramento Metropolitan Statistical Area, which is a diversified economy but with a large State of California government presence and employment base. American River Bank operates in Sonoma County, through North Coast Bank, a division of American River Bank, whose business is focused on businesses within the two communities in which it has offices (Santa Rosa and Healdsburg) and in Amador County, through Bank of Amador, a division of American River Bank, whose business is focused on businesses and consumers within the three communities in which it has offices (Jackson, Pioneer, and Ione), as well as a diversified residential construction loan business in numerous Northern California counties. The economy of Sonoma County is diversified with professional services, manufacturing, agriculture and real estate investment and construction, while the economy of Amador County is reliant upon government, services, retail trade, manufacturing industries and Indian gaming.

The Company has significant extensions of credit and commitments to extend credit that are secured by real estate. The ultimate repayment of these loans is generally dependent on personal or business cash flows or the sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectability of real estate loans. The more significant factors management considers involve the following: lease rate and terms, vacancy rates, absorption and sale rates; real estate values, supply and demand factors, and rates of return; operating expenses; inflation; and sufficiency of repayment sources independent of the real estate including, in some instances, personal guarantees. In extending credit and commitments to borrowers, the Company generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Company's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the creditworthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Company secures its collateral by perfecting its security interest in business assets, obtaining deeds of trust, or outright possession among other means.

In management's judgment, a concentration exists in real estate loans which represented approximately 76.5% of the Company's loan and lease portfolio at December 31, 2010, up from 74.5% at December 31, 2009. Management believes that the residential land and residential construction portion of the Company's loan portfolio carries more than the normal credit risk it has seen in the past several years due primarily to severely curtailed demand for new and resale residential property, a large supply of unsold residential land and new and resale homes, and observed reductions in values throughout the Company's market area. Management has responded by evaluating loans that it considers to carry any significant risk above the normal risk of collectability and taking actions where possible to reduce credit risk exposure by methods that include, but are not limited to, seeking liquidation of the loan by the borrower, seeking additional tangible collateral or other repayment support, converting the property through judicial or non-judicial foreclosure proceedings, and other collection techniques.

Management currently believes that it maintains its allowance for loan and lease losses at levels adequate to reflect the loss risk inherent in its total loan portfolio. A continued substantial further decline in the economy in general, or a continued additional decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on the collectability of real estate loans and require an increase in the provision for loan and lease losses. This could adversely affect the Company's future prospects, results of operations, profitability and stock price. Management believes that its lending practices and underwriting standards will tend to minimize losses in an economic downturn; however, it is uncertain whether losses will occur under such circumstances. The Company's loan practices and underwriting standards include, but are not limited to, the following: (1) maintaining a thorough understanding of the Company's service area and originating a significant majority of its loans within that area, (2) maintaining a thorough understanding of borrowers' knowledge, capacity, and market position in their field of expertise, (3) basing real estate loan approvals not only on market demand for the project, but also on the borrowers' capacity to support the project financially in the event it does not perform to expectations (whether sale or income performance), and (4) maintaining conforming and prudent loan-to-value and loan-to-cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Company's lending officers or contracted third-party professionals.

Nonaccrual, Past Due and Restructured Loans and Leases

Management generally places loans and leases on nonaccrual status when they become 90 days past due or if a loss is expected, unless the loan or lease is well secured and in the process of collection. Loans and leases are partially or fully charged off when, in the opinion of management, collection of such amount appears unlikely.

The recorded investments in nonaccrual loans and leases and loans and leases that were 90 days or more past due and on accrual totaled $22,571,000 and $20,964,000 at December 31, 2010 and 2009, respectively. Of the $22,571,000 in non-performing loans and leases at December 31, 2010, there were twenty-nine real estate loans totaling $18,735,000; fifteen commercial loans totaling $3,491,000; seven consumer loans totaling $317,000; and three leases totaling $28,000. At December 31, 2009, the $20,964,000 in non-performing loans consisted of twenty-seven real estate loans totaling $14,048,000; thirteen commercial loans totaling $6,143,000; seven consumer loans totaling $718,000; and five leases totaling $55,000.

The net interest due on nonaccrual loans and leases but excluded from interest income was approximately $1,736,000 during 2010, $1,281,000 during 2009, and $647,000 during 2008. Interest income recognized from payments received on nonaccrual loans and leases was approximately $338,000 in 2010, $79,000 in 2009 and in 2008 it was not significant.

Table Eight below sets forth nonaccrual loans and leases and loans and leases past due 90 days or more and on accrual as of year-end for the past five years.

TABLE EIGHT: NON-PERFORMING LOANS AND LEASES

(DOLLARS IN THOUSANDS)

December 31,	2010	2009	2008	2007	2006
Past due 90 days or more and still accruing:					
Commercial	$ -	$ -	$ -	$ -	$ -
Real estate	-	-	444	455	13
Lease financing receivable	-	-	22	-	-
Consumer and other	-	-	8	-	-
Nonaccrual:					
Commercial	3,491	6,143	261	148	-
Real estate	18,735	14,048	5,487	6,787	12
Lease financing receivable	28	55	19	50	53
Consumer and other	317	718	-	-	-
Total non-performing loans and leases	$ 22,571	$ 20,964	$ 6,241	$ 7,440	$ 78

Management monitors the Company's performance metrics including those ratios related to non-performing loans and leases. Since 2008, the Company has experienced an increase in the non-performing loan and lease ratios. However, these increases do not directly impact the Company's allowance for loan and lease losses as management monitors each of the loans and leases for loss potential or probability of loss on an individual basis using generally accepted accounting principles.

There were no loan or lease concentrations in excess of 10% of total loans and leases not otherwise disclosed as a category of loans and leases as of December 31, 2010. Management is not aware of any potential problem loans, which were accruing and current at December 31, 2010, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms and that would result in a significant loss to the Company.

Impaired Loans and Leases

The Company considers a loan to be impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due (principal and interest) according to the original contractual terms of the loan or lease agreement. The measurement of impairment may be based on (i) the present value of the expected cash flows of the impaired loan or lease discounted at the loan or lease's original effective interest rate, (ii) the observable market price of the impaired loan or lease, or (iii) the fair value of the collateral of a collateral-dependent loan or lease. The Company generally does not apply this definition to smaller-balance loans that are collectively evaluated for credit risk. In assessing whether a loan or lease is impaired, the Company reviews all loans or leases graded substandard or lower with outstanding principal balances in excess of $100,000 as well as loans considered troubled debt restructures with outstanding principal balances in excess of $25,000, except in the instance where management believes it is prudent to do otherwise. The recorded investment in loans and leases that were considered to be impaired totaled $40,237,000 at December 31, 2010 and had a related valuation allowance of $1,619,000. The average recorded investment in impaired loans and leases during 2010 was approximately $44,594,000. As of December 31, 2009, the recorded investment in loans and leases that were considered to be impaired totaled $41,937,000 and had a related valuation allowance of $3,810,000. The average recorded investment in impaired loans and leases during 2009 was approximately $29,947,000. As of December 31, 2008, the recorded investment in loans and leases that were considered to be impaired totaled $6,083,000 and had a related valuation allowance of $788,000. The average recorded investment in impaired loans and leases during 2008 was approximately $8,291,000.

As of December 31, 2010, the Company had sixty TDRs, and of these there were seventeen extensions totaling $3,990,000, fifteen term outs totaling $1,744,000, ten rate reductions totaling $6,249,000, six changes to amortizing loans totaling $3,252,000, five interest only structure changes totaling $7,006,000, and one court ordered restructure totaling $683,000. All were performing as agreed except for five rate reductions totaling $4,427,000, three extensions totaling $101,000, two interest only structure changes totaling $2,190,000, and one term out totaling $16,000. The Company requires that TDRs can be returned to accrual status after the borrower makes six consecutive payments on the restructured loan or lease and the borrower has demonstrated the capacity to continue to make payments.

Allowance for Loan and Lease Losses Activity

The Company maintains an allowance for loan and lease losses ("ALLL") to cover probable losses inherent in the loan and lease portfolio, which is based upon management's estimated range of those losses. The ALLL is established through a provision for loan and lease losses and is increased by provisions charged against current earnings and recoveries and reduced by charge-offs. Actual losses for loans and leases can vary significantly from this estimate. The methodology and assumptions used to calculate the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

The adequacy of the ALLL and the level of the related provision for loan and lease losses is determined based on management's judgment after consideration of numerous factors including, but not limited to the following:
(i) history of actual charge-offs (ii) local and regional economic conditions, (iii) the financial condition of the borrowers, (iv) loan impairment and the related level of expected charge-offs, (v) evaluation of industry trends, (vi) industry and other concentrations, (vii) loans and leases which are contractually current as to payment terms but demonstrate a higher degree of risk as identified by management, (viii) continuing evaluations of the performing loan portfolio, (ix) ongoing review and evaluation of problem loans identified as having loss potential, (x) quarterly review by the Board of Directors, and (xi) assessments by banking regulators and other third parties. Management and the Board of Directors evaluate the ALLL and determine its appropriate level considering objective and subjective measures, such as knowledge of the borrowers' business, valuation of collateral, the determination of impaired loans or leases and exposure to potential losses.

The allowance for loan and lease losses totaled $7,585,000 or 2.19% of total loans and leases at December 31, 2010, $7,909,000 or 2.06% of total loans and leases at December 31, 2009, and $5,918,000 or 1.41% at December 31, 2008. The Company establishes general and specific reserves in accordance with generally accepted accounting principles. The ALLL is composed of categories of the loan and lease portfolio based on loan type and loan rating; however, the entire allowance is available to cover actual loan and lease losses. While management uses available information to recognize possible losses on loans and leases, future additions to the allowance may be necessary, based on changes in economic conditions and other matters. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ALLL. Such agencies may require the Company to provide additions to the allowance based on their judgment of information available to them at the time of their examination.

The allowance for loans and leases as a percentage of non-performing loans and leases was 33.6% at December 31, 2010 and 37.7% at December 31, 2009. The allowance for loans and leases as a percentage of impaired loans and leases was 18.9% at December 31, 2010 and December 31, 2009. Of the total non-performing and impaired loans and leases outstanding as of December 31, 2010, there were $13,950,000 in loans or leases that had been reduced by partial charge-offs of $6,478,000. As these loan or lease balances are charged off the remaining balances, following analysis, normally do not require specific reserves and are not eligible for general reserves. The impact on credit ratios is such that the Company's allowance for loan and lease losses as a percentage may be lower, however, the partial charge-offs have reduced the potential future losses related to those credits.

At December 31, 2010, there were $22,168,000 in impaired loans or leases that did not carry a specific reserve. Of this amount, $10,861,000 were loans or leases that had previous partial charge-offs and $11,307,000 in loans or leases that were analyzed and determined not to require a specific reserve or charge-off because the collateral value or discounted cash flow value exceeded the loan or lease balance. The Company has been operating in a market that has experienced significant decreases in real estate values of commercial, residential, land, and construction properties. As such, the Company is focused on monitoring collateral values for those loans considered collateral dependent. The collateral evaluations performed by the Company are updated as necessary, which is generally once every six months, and are reviewed by a qualified credit officer.

The Company's policy with regard to loan or lease charge-offs continues to be that a loan or lease is charged off against the allowance for loan and lease losses when management believes that the collectability of the principal is unlikely. Generally, a loan or lease is charged off when estimated losses related to impaired loans and leases are identified. If the loan is collateralized by real estate the impaired portion will be charged off to the allowance for loan and lease losses unless it in the process of collection, in which case a specific reserve may be warranted. If the collateral is other than real estate the Company will typically charge off the impaired portion of a loan, unless it is in the process of collection, in which case a specific reserve may be warranted.

It is the policy of management to maintain the allowance for loan and lease losses at a level believed to be adequate for known and inherent risks in the portfolio. Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan and lease losses that management believes is appropriate at each reporting date. Based on information currently available to analyze inherent credit risk, which includes but is not limited to economic factors, overall credit quality, historical delinquencies and a history of actual charge-offs, management believes that the provision for loan and lease losses and the allowance for loan and lease losses are prudent and adequate. Adjustments may be made based on differences from estimated loan and lease growth, the types of loans constituting this growth, changes in risk ratings within the portfolio, and general economic conditions. However, no prediction of the ultimate level of loans and leases charged off in future periods can be made with any certainty.

While management uses available information to recognize possible losses on loans and leases, future additions to the allowance may be necessary based on changes in economic conditions and other matters. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ALLL. Such agencies may require the Company to provide adjustments to the allowance based on their judgment of information available to them at the time of their examination. Table Nine summarizes, for the periods indicated, the activity in the ALLL.

TABLE NINE: ALLOWANCE FOR LOAN AND LEASE LOSSES

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2010	2009	2008	2007	2006
Average loans and leases outstanding	$ 362,445	$ 404,539	$ 410,293	$ 390,488	$ 381,465
Allowance for loan & lease losses at beginning of period	$ 7,909	$ 5,918	$ 5,883	$ 5,874	$ 5,679
Loans and leases charged off:					
Commercial	2,570	2,944	422	301	71
Real estate	5,048	3,257	1,114	72	-
Consumer	173	216	139	105	1
Lease financing receivable	30	171	59	70	78
Total	7,821	6,588	1,734	548	150
Recoveries of loans and leases previously charged off:					
Commercial	63	33	12	41	6
Real estate	68	1	-	-	-
Consumer	1	8	-	-	9
Lease financing receivable	-	7	14	66	10
Total	132	49	26	107	25
Net loans and leases charged off	7,689	6,539	1,708	441	125
Additions to allowance charged to operating expenses	7,365	8,530	1,743	450	320
Allowance for loan and lease losses at end of period	$ 7,585	$ 7,909	$ 5,918	$ 5,883	$ 5,874
Ratio of net charge-offs to average loans and leases outstanding	2.12%	1.62%	.42%	.11%	.03%
Provision for loan and lease losses to average loans and leases outstanding	2.03%	2.11%	.42%	.12%	.08%
Allowance for loan and lease losses to loans and leases, net of deferred fees, at end of period	2.19%	2.06%	1.41%	1.47%	1.51%

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans and leases, qualitative factors, uncertainty inherent in the estimation process and historical loss data. A risk exists that future losses cannot be precisely quantified or attributed to particular loans or leases or classes of loans and leases.

Management continues to evaluate the loan and lease portfolio and assesses current economic conditions that will affect management's conclusion as to future allowance levels. Table Ten below summarizes the allocation of the allowance for loan and lease losses for the five years ended December 31, 2010.

TABLE TEN: ALLOWANCE FOR LOAN AND LEASE LOSSES BY LOAN CATEGORY

(DOLLARS IN THOUSANDS)

	December 31, 2010		December 31, 2009		December 31, 2008	
	Amount	Percent of Loans In Each Category to Total Loans	Amount	Percent of Loans In Each Category to Total Loans	Amount	Percent of Loans In Each Category to Total Loans
Commercial	$ 2,556	16.8%	$ 2,178	18.9%	$ 1,644	21.6%
Real estate	4,574	76.5%	5,009	74.5%	4,030	71.8%
Agriculture	228	2.1%	203	1.9%	8	1.9%
Consumer	220	3.8%	426	3.7%	170	3.5%
Lease financing receivable	7	0.8%	93	1.0%	66	1.2%
Total allocated	$ 7,585	100.0%	$ 7,909	100.0%	$ 5,918	100.0%

	December 31, 2007		December 31, 2006	
	Amount	Percent of Loans In Each Category to Total Loans	Amount	Percent of Loans In Each Category to Total Loans
Commercial	$ 1,369	23.6%	$ 1,269	22.1%
Real estate	4,314	70.7%	4,332	71.4%
Agriculture	8	2.0%	7	1.9%
Consumer	108	2.7%	131	3.0%
Lease financing receivable	84	1.0%	135	1.6%
Total allocated	$ 5,883	100.0%	$ 5,874	100.0%

The allocation presented should not be interpreted as an indication that charges to the allowance for loan and lease losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan and lease category represents the total amounts available for charge-offs that may occur within these categories.

Other Real Estate Owned

During 2010, the Company received $3,195,000 from the net proceeds of the sale of nineteen OREO properties with net losses of $103,000 recognized on these sales. There was $2,796,000 in other real estate owned at December 31, 2010 with a valuation allowance of $100,000 and $2,523,000 in other real estate owned at December 31, 2009 with a valuation allowance of $15,000.

The balance in OREO at December 31, 2010 consisted of twelve properties acquired through foreclosure. The balance in OREO at December 31, 2009 consisted of thirteen properties. During 2010, the Company acquired eighteen properties through foreclosure totaling $4,692,000. The Company periodically obtains property valuations to determine whether the recorded book value is considered fair value. During 2010, this valuation process resulted in the Company reducing the book value of the properties by $705,000. During 2009, the valuation process resulted in $1,074,000 in book value reductions.

Deposits

At December 31, 2010, total deposits were $465,122,000 representing a decrease of $4,633,000 (1.0%) from the December 31, 2009 balance of $469,755,000. The Company's deposit growth plan for 2010 was to concentrate its efforts on increasing noninterest-bearing demand, interest-bearing money market and NOW accounts, and savings accounts. Due to these efforts, the Company experienced increases during 2010 in noninterest-bearing ($8,308,000 or 7.0%), money market ($6,022,000 or 4.6%) and savings ($9,303,000 or 25.7%) and decreases in time deposits ($23,187,000 or 17.4%) and interest-bearing checking ($5,079,000 or 10.1%).

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2010 consist of advances from the Federal Home Loan Bank (the "FHLB"). The following table summarizes these borrowing:

(DOLLARS IN THOUSANDS)

	2010		2009		2008	
	Amount	Rate	Amount	Rate	Amount	Rate
Short-term borrowings:						
FHLB advances	$ 7,000	2.40%	$ 14,500	2.84%	$ 43,231	1.83%
Long-term borrowings:						
FHLB advances	$ 10,000	2.41%	$ 17,000	2.40%	$ 14,000	3.19%

The maximum amount of short-term borrowings at any month-end during 2010, 2009 and 2008, was $9,500,000, $69,448,000, and $59,000,000, respectively. The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities on FHLB advances:

(DOLLARS IN THOUSANDS)

	Short-term	Long-term
Amount	$ 7,000	$ 10,000
Maturity	2011	2012 to 2014
Average rates	2.40%	2.41%

The Company has also been issued a total of $9,000,000 as of December 31, 2010 and $8,000,000 as of December 31, 2009 in letters of credit by the FHLB which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2010 or 2009 and management does not expect to draw upon these lines in the foreseeable future.

Capital Resources

The current and projected capital position of the Company and the impact of capital plans and long-term strategies are reviewed regularly by management. The Company's capital position represents the level of capital available to support continuing operations and expansion.

The Company, through a Board of Directors authorized plan, may repurchase, as conditions warrant, up to 6.5% annually of the Company's common stock. The repurchases are to be made from time to time in the open market as conditions allow and will be structured to comply with SEC Rule 10b-18. Management reports monthly to the Board of Directors on the status of the repurchase program. The Board of Directors has reserved the right to suspend, terminate, modify or cancel the repurchase program at any time for any reason. Effective July 27, 2009, the Company temporarily suspended the stock repurchases. The Company relies on distributions from the Bank in the form of cash dividends in order to fund its repurchase program. As a result of a regularly scheduled FDIC examination in 2009, the Company entered into an informal agreement in February 2010 with the FDIC and the DFI to take certain actions including restricting the payment of cash dividends. As a result, any future cash dividends from the Bank will require prior approval from its regulators. The Company did not repurchase any shares in 2010 or 2009, repurchased 115,815 shares in 2008, 426,668 shares in 2007, 299,410 shares in 2006, 92,986 shares in 2005, 11,869 shares in 2004, 1,915 shares in 2003 and 83,747 shares in 2002. Share amounts have been adjusted for stock dividends and/or splits.

The Company and American River Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and American River Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. As a result of a regularly scheduled 2009 FDIC examination, the Company entered into an informal agreement with the FDIC and the DFI to take certain actions including maintaining the Bank's Tier 1 Leverage capital ratio at not less than 8% and a Total Risk-Based capital ratio of not less than 11%. As of December 31, 2010, the foregoing capital ratios for the Bank were 11.8% and 19.2%, respectively. We believe that we are currently in compliance in all material respects with the actions described in the agreement, including the capital ratios as described above. See "Other Events" herein for more information regarding the informal agreement.

At December 31, 2010, shareholders' equity was $89,544,000, representing an increase of $2,199,000 (2.5%) from $87,345,000 at December 31, 2009. The increase results from the addition of the net income for the period, the stock based compensation expense, and the increase in other comprehensive income. In 2009, shareholders' equity increased $23,898,000 (37.7%) from 2008. This increase was attributable principally to the public offering the Company undertook in the fourth quarter of 2009. The ratio of total risk-based capital to risk adjusted assets was 20.3% at December 31, 2010 compared to 18.4% at December 31, 2009. Tier 1 risk-based capital to risk-adjusted assets was 19.1% at December 31, 2010 and 17.1% at December 31, 2009.

Table Eleven below lists the Company's actual capital ratios at December 31, 2010 and 2009 as well as the minimum capital ratios for capital adequacy.

TABLE ELEVEN: CAPITAL RATIOS

Capital to Risk-Adjusted Assets	At December 31, 2010	2009	Minimum Regulatory Capital Requirements
Leverage ratio	12.6%	12.4%	4.00%
Tier 1 Risk-Based Capital	19.1%	17.1%	4.00%
Total Risk-Based Capital	20.3%	18.4%	8.00%

Capital ratios are reviewed on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet future needs. American River Bank's ratios are in excess of the regulatory definition of "well capitalized."

The Company filed an application with the U.S. Treasury to preserve its opportunity to participate in the Capital Purchase Program ("CPP") and received approval of its application on November 21, 2008. However, the Board of Directors subsequently determined that participation in the CPP was not in the best interests of the Company and its shareholders after evaluation of the CPP and due diligence reviews of the CPP agreements and documentation and other financial factors, and with advice of such advisors as the Company's Board of Directors deemed appropriate. The Company gave notice to the U.S. Treasury on January 20, 2009 of its intention not to participate in the CPP and instead raised $25.3 million (in gross proceeds) in a public offering in December 2009 to augment capital.

Management believes that the Company's capital is adequate to support current operations and anticipated growth and currently foreseeable future capital requirements of the Company and its subsidiaries.

Market Risk Management

Overview. Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its loan and deposit functions. The goal for managing the assets and liabilities of the Company is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue interest rate risk. The Board of Directors has overall responsibility for the interest rate risk management policies. The Company has a Risk Management Committee that establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include, but are not limited to, lending, accepting and placing deposits and investing in securities. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the consolidated balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Company uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loans and leases, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against three interest rate scenarios. The scenarios include a 200 basis point rising rate forecast, a flat rate forecast and a 200 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the year assuming a gradual change in rates over the twelve-month horizon. The simulation modeling indicated below attempts to estimate changes in the Company's net interest income utilizing a forecast balance sheet projected from year-end balances. Table Twelve below summarizes the effect on net interest income (NII) of a ±200 basis point change in interest rates as measured against a constant rate (no change) scenario.

TABLE TWELVE: INTEREST RATE RISK SIMULATION OF NET INTEREST AS OF DECEMBER 31, 2010

(DOLLARS IN THOUSANDS)

	$ Change in NII from Current 12 Month Horizon
Variation from a constant rate scenario	
+200bp	$ 289
-200bp	$ (1,739)

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as reasonable estimates of interest rate risk.

Interest Rate Sensitivity Analysis. Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps. A positive cumulative gap may be equated to an asset sensitive position. An asset sensitive position in a rising interest rate environment will cause a bank's interest rate margin to expand. This results as floating or variable rate loans reprice more rapidly than fixed rate certificates of deposit that reprice as they mature over time. Conversely, a declining interest rate environment will cause the opposite effect. A negative cumulative gap may be equated to a liability sensitive position. A liability sensitive position in a rising interest rate environment will cause a bank's interest rate margin to contract, while a declining interest rate environment will have the opposite effect.

Inflation

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company through its effect on market rates of interest, which affects the Company's ability to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects capital adequacy because loan growth in inflationary periods can increase at rates higher than the rate that capital grows through retention of earnings which may be generated in the future. In addition to its effects on interest rates, inflation increases overall operating expenses. Inflation has not had a material effect upon the results of operations of the Company during the years ended December 31, 2010, 2009 and 2008.

Liquidity

Liquidity management refers to the Company's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Company's liquidity position. Federal funds lines, short-term investments and securities, and loan and lease repayments contribute to liquidity, along with deposit increases, while loan and lease funding and deposit withdrawals decrease liquidity. The Company assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at December 31,

2010 were approximately $42,448,000 and $10,033,000, respectively. Such loan commitments relate primarily to revolving lines of credit and other commercial loans and to real estate construction loans. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company's sources of liquidity consist of cash and due from correspondent banks, overnight funds sold to correspondent banks, unpledged marketable investments and loans held for sale. On December 31, 2010, consolidated liquid assets totaled $128.1 million or 22.1% of total assets compared to $79.8 million or 13.4% of total assets on December 31, 2009. In addition to liquid assets, the Company maintains a short-term line of credit in the amount of $10,000,000 with a correspondent bank. At December 31, 2010, the Company had $10,000,000 available under this credit line. Additionally, American River Bank is a member of the FHLB. At December 31, 2010, American River Bank could have arranged for up to $81,165,000 in secured borrowings from the FHLB. These borrowings are secured by pledged mortgage loans and investment securities. At December 31, 2010, the Company had $55,165,000 available under these secured borrowing arrangements. American River Bank also has a secured borrowing arrangement with the Federal Reserve Bank. The borrowing can be secured by pledging selected loans and investment securities. At December 31, 2010, the Company's borrowing capacity at the Federal Reserve Bank was $30,702,000.

The Company serves primarily a business and professional customer base and, as such, its deposit base is susceptible to economic fluctuations. Accordingly, management strives to maintain a balanced position of liquid assets to volatile and cyclical deposits.

Liquidity is also affected by portfolio maturities and the effect of interest rate fluctuations on the marketability of both assets and liabilities. The Company can sell any of its unpledged securities held in the available-for-sale category to meet liquidity needs. These securities are also available to pledge as collateral for borrowings if the need should arise. American River Bank can also pledge additional securities to borrow from the Federal Reserve Bank and the FHLB.

The maturity distribution of certificates of deposit is set forth in Table Thirteen below for the periods presented. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available.

TABLE THIRTEEN: CERTIFICATES OF DEPOSIT MATURITIES

(DOLLARS IN THOUSANDS)

DECEMBER 31, 2010	Less than $100,000	Over $100,000
Three months or less	$ 9,206	$ 44,878
Over three months through six months	7,255	9,239
Over six months through twelve months	8,693	11,996
Over twelve months	6,937	12,034
Total	$ 32,091	$ 78,147

Loan and lease demand also affects the Company's liquidity position. Table Fourteen below presents the maturities of loans and leases for the period indicated.

TABLE FOURTEEN: LOAN AND LEASE MATURITIES (GROSS LOANS AND LEASES)

(DOLLARS IN THOUSANDS)

DECEMBER 31, 2010	One year or less	One year through five years	Over five years	Total
Commercial	$ 25,958	$ 27,091	$ 5,212	$ 58,261
Real estate	44,295	92,509	128,310	265,114
Agriculture	963	6,239	-	7,202
Consumer	1,164	4,575	7,463	13,202
Leases	63	2,590	113	2,766
Total	$ 72,443	$ 133,004	$ 141,098	$ 346,545

Loans and leases shown above with maturities greater than one year include $192,244,000 of floating interest rate loans and $81,858,000 of fixed rate loans and leases.

The carrying amount, maturity distribution and weighted average yield of the Company's investment securities available-for-sale and held-to-maturity portfolios are presented in Table Fifteen below. The yields on tax-exempt obligations have been computed on a tax equivalent basis. Table Fifteen does not include FHLB Stock, which does not have stated maturity dates or readily available market values. The balance in FHLB Stock at December 31, 2010, 2009 and 2008 was $3,486,000, $3,922,000 and $3,922,000, respectively.

TABLE FIFTEEN: SECURITIES MATURITIES AND WEIGHTED AVERAGE YIELDS

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2010		2009		2008	
(TAXABLE EQUIVALENT BASIS)	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield
Available-for-sale securities:						
State and political subdivisions						
Maturing within 1 year	$ 499	5.24%	$ 3,749	4.40%	$ 2,055	4.42%
Maturing after 1 year but within 5 years	5,782	6.07%	7,397	6.10%	12,228	5.42%
Maturing after 5 years but within 10 years	5,511	5.78%	4,473	6.21%	11,782	6.08%
Maturing after 10 years	4,000	5.47%	4,968	5.77%	4,948	5.77%
Mortgage-backed securities	138,644	2.84%	76,009	3.50%	32,232	4.89%
Other						
Non-maturing	79	0.00%	86	0.00%	89	0.00%
Total investment securities	$ 154,515	3.14%	$ 96,682	3.97%	$ 63,334	5.26%
Held-to-maturity securities:						
Mortgage-backed securities	$ 6,149	4.49%	$ 12,331	4.48%	$ 24,365	4.89%
Total investment securities	$ 6,149	4.49%	$ 12,331	4.48%	$ 24,365	4.89%

The carrying values of available-for-sale securities include net unrealized gains of $2,848,000, $377,000 and $673,000 at December 31, 2010, 2009 and 2008, respectively. The carrying values of held-to-maturity securities do not include unrealized gains or losses; however, the net unrealized gains at December 31, 2010, 2009 and 2008 were $323,000, $558,000 and $524,000, respectively.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

As of December 31, 2010, commitments to extend credit and letters of credit were the only financial instruments with off-balance sheet risk. The Company has not entered into any contracts for financial derivative instruments such as futures, swaps, options or similar instruments. Real estate commitments are generally secured by property with a loan-to-value ratio of 55% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and letters of credit as it does for loans included on the consolidated balance sheet. The following financial instruments represent off-balance-sheet credit:

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2010	2009
Commitments to extend credit:		
Revolving lines of credit secured by 1-4 family residences	$ 5,964	$ 6,615
Commercial real estate, construction and land development commitments secured by real estate	12,746	18,202
Other unused commitments, principally commercial loans	23,738	43,008
	$ 42,448	$ 67,825
Letters of credit	$ 10,033	$ 10,190

Certain financial institutions have elected to use special purpose vehicles ("SPV") to dispose of problem assets. The SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent corporation goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired and non-performing assets. The Company does not use those vehicles or any other structures to dispose of problem assets.

Contractual Obligations

The Company leases certain facilities at which it conducts its operations. Future minimum lease commitments under non-cancelable operating leases are noted in Table Sixteen below. Table Sixteen below presents certain of the Company's contractual obligations as of December 31, 2010. Included in the table are amounts payable under the Company's Deferred Compensation and Deferred Fees Plans and are listed in the "Other Long-Term Liabilities..." category. At December 31, 2010, these amounts represented $2,330,000 and are anticipated to be primarily payable at least five years in the future.

TABLE SIXTEEN: CONTRACTUAL OBLIGATIONS

(DOLLARS IN THOUSANDS)

PAYMENTS DUE BY PERIOD	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Long-Term Debt	$ 10,000	$ -	$ 5,000	$ 5,000	$ -
Capital Lease Obligations	-	-	-	-	-
Operating Leases	5,026	783	1,571	1,400	1,272
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP	2,330	-	-	-	2,330
Total	$ 17,356	$ 783	$ 6,571	$ 6,400	$ 3,602

SELECTED QUARTERLY INFORMATION (UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE AND PRICE RANGE OF COMMON STOCK)

	March 31,	June 30,	September 30,	December 31,
2010				
Interest income	$ 6,714	$ 6,473	$ 6,344	$ 6,175
Net interest income	5,772	5,582	5,506	5,396
Provision for loan and lease losses	1,641	2,011	2,025	1,688
Noninterest income	461	460	441	442
Noninterest expense	4,185	4,055	3,972	4,258
Income (loss) before taxes	407	(24)	(50)	(108)
Net income	306	54	39	77
Basic earnings per share	$ .03	$ .01	$ .00	$ .01
Diluted earnings per share	.03	.01	.00	.01
Cash dividends per share	-	-	-	-
Price range, common stock	$ 7.50–8.50	$ 7.25–8.91	$ 5.65–7.58	$ 5.50–6.49
2009				
Interest income	$ 7,751	$ 7,321	$ 7,163	$ 6,887
Net interest income	6,339	6,018	5,928	5,747
Provision for loan and lease losses	1,229	3,800	1,001	2,500
Noninterest income	510	649	597	513
Noninterest expense	3,601	4,239	4,268	3,703
Income (loss) before taxes	2,019	(1,372)	1,256	57
Net income (loss)	1,283	(704)	827	180
Basic earnings (loss) per share	$ .22	$ (0.12)	$ .14	$ .03
Diluted earnings (loss) per share	.22	(0.12)	.14	.03
Cash dividends per share	.143	.143	-	-
Price range, common stock	$ 7.02–10.97	$ 7.90–12.15	$ 7.45–10.99	$ 6.00–7.98

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended).

The Company's management, including the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, presented in conformity with accounting principles generally accepted in the United States of America. In making this assessment, management used the criteria applicable to the Company as set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based upon such assessment, management believes that, as of December 31, 2010, the Company's internal control over financial reporting is effective based upon those criteria.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.



David T. Taber
President and Chief Executive Officer



Mitchell A. Derenzo
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
American River Bankshares

We have audited the accompanying consolidated balance sheet of American River Bankshares and subsidiaries (the "Company") as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American River Bankshares and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Perry-Smith LLP

Sacramento, California
March 3, 2011

CONSOLIDATED BALANCE SHEET

(DOLLARS IN THOUSANDS)

DECEMBER 31, 2010 AND 2009	2010	2009
Assets		
Cash and due from banks	$ 31,871	$ 58,493
Interest-bearing deposits in banks	2,248	
Investment securities (Note 5):		
Available-for-sale, at fair value	154,515	96,682
Held-to-maturity, at amortized cost	6,149	12,331
Loans and leases, less allowance for loan and lease losses of $7,585 in 2010 and $7,909 in 2009 (Notes 6, 7, 12 and 17)	338,533	376,322
Premises and equipment, net (Note 8)	2,026	2,094
Federal Home Loan Bank of San Francisco stock	3,486	3,922
Other real estate owned, net (Note 2)	2,696	2,508
Goodwill (Note 4)	16,321	16,321
Intangible assets (Note 4)	402	644
Accrued interest receivable and other assets (Notes 11 and 16)	20,693	25,101
	$ 578,940	$ 594,418
Liabilities And Shareholders' Equity		
Deposits:		
Noninterest-bearing	$ 126,636	$ 118,328
Interest-bearing (Note 9)	338,486	351,427
Total deposits	465,122	469,755
Short-term borrowings (Note 10)	7,000	14,500
Long-term borrowings (Note 10)	10,000	17,000
Accrued interest payable and other liabilities (Note 16)	7,274	5,818
Total liabilities	489,396	507,073
Commitments and contingencies (Note 12)		
Shareholders' equity (Notes 13 and 14):		
Common stock—no par value; 20,000,000 shares authorized; issued and outstanding—9,874,867 shares in 2010 and 9,845,533 shares in 2009	71,814	71,578
Retained earnings	16,021	15,545
Accumulated other comprehensive income, net of taxes (Notes 5 and 18)	1,709	222
Total shareholders' equity	89,544	87,345
	$ 578,940	$ 594,418

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE YEARS ENDED DECEMBER 31,	2010	2009	2008
Interest income:			
Interest and fees on loans and leases	$ 22,227	$ 25,378	$ 28,512
Interest on Federal funds sold			10
Interest on deposits in banks	5	59	222
Interest and dividends on investment securities:			
Taxable	2,840	2,763	3,711
Exempt from Federal income taxes	634	917	1,080
Dividends		5	18
Total interest income	25,706	29,122	33,553
Interest expense:			
Interest on deposits (Note 9)	2,952	4,003	5,901
Interest on borrowings (Note 10)	498	1,087	1,727
Total interest expense	3,450	5,090	7,628
Net interest income	22,256	24,032	25,925
Provision for loan and lease losses (Note 7)	7,365	8,530	1,743
Net interest income after provision for loan and lease losses	14,891	15,502	24,182
Noninterest income:			
Service charges	866	1,018	741
Gain (loss) on sale, call and impairment of investment securities (Note 5)	7	270	(119)
Other income (Note 15)	931	981	1,546
Total noninterest income	1,804	2,269	2,168
Noninterest expense:			
Salaries and employee benefits (Notes 6 and 16)	7,876	7,279	7,687
FDIC assessments	1,423	770	151
Occupancy (Notes 8, 12 and 17)	1,271	1,389	1,495
Other real estate expense	1,210	1,441	1
Furniture and equipment (Notes 8 and 12)	720	759	774
Other expense (Notes 4 and 15)	3,970	4,173	4,093
Total noninterest expense	16,470	15,811	14,201
Income before provision for income taxes	225	1,960	12,149
(Benefit from) provision for income taxes (Note 11)	(251)	374	4,578
Net income	$ 476	$ 1,586	$ 7,571
Basic earnings per share (Note 13)	$ 0.05	$ 0.26	$ 1.30
Diluted earnings per share (Note 13)	$ 0.05	$ 0.26	$ 1.30
Cash dividends per share of issued and outstanding common stock, adjusted for stock dividends	$ -	$ 0.29	$ 0.57

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

DOLLARS IN THOUSANDS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Common Stock			Accumulated Other Comprehensive		
	Shares	Amount	Retained Earnings	Income (Net of Taxes)	Total Shareholders' Equity	Total Comprehensive Income
Balance, January 1, 2008	5,590,277	$ 45,668	$ 14,204	$ 101	$ 59,973	
Comprehensive income (Note 18):						
Net income			7,571		7,571	$ 7,571
Other comprehensive income, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				296	296	296
Total comprehensive income						$ 7,867
Cash dividend ($0.57 per share) (Note 14)			(3,317)		(3,317)	
Fractional shares redeemed for stock dividend		(10)			(10)	
5% stock dividend (Note 13)	275,048	2,841	(2,841)			
Stock options exercised	37,258	354			354	
Stock option compensation		290			290	
Retirement of common stock (Note 13)	(110,300)	(1,710)			(1,710)	
Balance, December 31, 2008	5,792,283	47,433	15,617	397	63,447	
Comprehensive income (Note 18):						
Net income			1,586		1,586	$ 1,586
Other comprehensive loss, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				(175)	(175)	(175)
Total comprehensive income						$ 1,411
Cash dividend ($0.29 per share) (Note 14)			(1,658)		(1,658)	
Issuance of new shares, net of issuance costs ($6.25 per share)	4,048,000	23,901			23,901	
Stock options exercised	5,250	34			34	
Stock option compensation		210			210	
Balance, December 31, 2009	9,845,533	71,578	15,545	222	87,345	
Comprehensive income (Note 18):						
Net income			476		476	$ 476
Other comprehensive income, net of tax:						
Net change in unrealized gains on available-for-sale investment securities (Note 5)				1,487	1,487	1,487
Total comprehensive income						$ 1,963
Restricted stock awarded and related compensation expense	29,334	47			47	
Stock option compensation		189			189	
Balance, December 31, 2010	9,874,867	$ 71,814	$ 16,021	$ 1,709	$ 89,544	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(DOLLARS IN THOUSANDS) FOR THE YEARS ENDED DECEMBER 31,	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 476	$ 1,586	$ 7,571
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan and lease losses	7,365	8,530	1,743
(Decrease) increase in deferred loan and lease origination fees, net	(173)	29	54
Depreciation and amortization	785	832	822
Amortization of investment security premiums and discounts, net	2,689	399	137
Provision for accounts receivable servicing receivable allowance for losses	(4)	171	
(Gain) loss on sale, call and impairment of investment securities	(7)	(270)	119
Increase in cash surrender value of life insurance policies	(277)	(246)	(395)
Provision for deferred income taxes	(327)	(957)	(446)
Stock-based compensation expense	236	210	290
Tax benefit from exercise of stock options		(12)	(85)
Loss on sale/write-down of other real estate owed	908	1,106	
Decrease (increase) in accrued interest receivable and other assets	3,991	(6,705)	1,762
Increase (decrease) in accrued interest payable and other liabilities	1,456	1,228	(1,035)
Net cash provided by operating activities	17,118	5,901	10,537
Cash flows from investing activities:			
Proceeds from the sale of investment securities	9,032	9,995	24,225
Proceeds from called available-for-sale investment securities	670	1,080	1,455
Proceeds from matured available-for-sale investment securities	3,365	2,954	11,615
Purchases of available-for-sale investment securities	(90,443)	(61,448)	(29,629)
Proceeds from principal repayments for available-for-sale mortgage-backed securities	19,204	13,517	8,137
Proceeds from principal repayments for held-to-maturity mortgage-backed securities	6,310	12,163	10,469
Net (increase) decrease in interest-bearing deposits in banks	(2,248)	4,248	703
Net decrease (increase) in loans and leases	26,307	23,238	(21,335)
Net decrease in accounts receivable servicing receivables	40	1,029	430
Proceeds from sale of other real estate owned	3,195	2,808	61
Purchases of equipment	(475)	(548)	(670)
Capitalized additions to other real estate owned		(26)	
Net decrease (increase) in FHLB stock	436		(1,122)
Net cash (used in) provided by investing activities	(24,607)	9,010	4,339

(Continued)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(DOLLARS IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,	2010	2009	2008
Cash flows from financing activities:			
Net increase (decrease) in demand, interest-bearing and savings deposits	$ 18,554	$ 32,249	$ (35,198)
Net (decrease) increase in time deposits	(23,187)	445	16,614
(Decrease) increase in long-term borrowings	(7,000)	3,000	14,000
Decrease in short-term borrowings	(7,500)	(28,731)	(8,372)
Exercise of stock options		22	269
Tax benefit from exercise of stock options		12	85
Cash paid to repurchase common stock			(1,710)
Payment of cash dividends		(2,486)	(3,329)
Cash paid for fractional shares			(10)
Net proceeds from stock issuance		23,901	
Net cash (used in) provided by in financing activities	(19,133)	28,412	(17,651)
(Decrease) increase in cash and cash equivalents	(26,622)	43,323	(2,775)
Cash and cash equivalents at beginning of year	58,493	15,170	17,945
Cash and cash equivalents at end of year	$ 31,871	$ 58,493	$ 15,170
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest expense	$ 3,526	$ 5,208	$ 7,913
Income taxes	$ 190	$ 2,452	$ 5,010
Non-cash investing activities:			
Real estate acquired through foreclosure	$ 4,274	$ 4,793	$ 2,158
Net change in unrealized gains on available-for-sale investment securities	$ 2,471	$ (296)	$ 502
Non-cash financing activities:			
Dividends declared and unpaid			$ 828

The accompanying notes are an integral part of these consolidated financial statements.

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK..

NOTE 1: THE BUSINESS OF THE COMPANY

American River Bankshares (the "Company") was incorporated under the laws of the State of California in 1995 under the name of American River Holdings and changed its name in 2004 to American River Bankshares. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. As a community oriented bank holding company, the principal communities served are located in Sacramento, Placer, Yolo, El Dorado, Amador, and Sonoma counties.

The Company owns 100% of the issued and outstanding common shares of its banking subsidiary, American River Bank ("ARB" or the "Bank"). ARB was incorporated in 1983. ARB accepts checking and savings deposits, offers money market deposit accounts and certificates of deposit, makes secured and unsecured commercial, secured real estate, and other installment and term loans and offers other customary banking services. ARB operates five banking offices in Sacramento and Placer counties, two banking offices in Sonoma County under the name North Coast Bank, a division of ARB, and three banking offices in Amador County under the name Bank of Amador, a division of ARB. The Company also owns one inactive subsidiary, American River Financial.

ARB does not offer trust services or international banking services and does not plan to do so in the near future. The deposits of ARB are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable legal limits.

The Bank was participating in the Federal Deposit Insurance Corporation's (FDIC) Transaction Account Guarantee Program. Under that program, through December 31, 2010, all noninterest-bearing transaction accounts were fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program was in addition to and separate from the coverage available under the FDIC's general deposit insurance rules. Although coverage under the Transaction Account Guarantee Program expired December 31, 2010, the FDIC adopted a final rule amending its deposit insurance regulations on November 15, 2010 to implement Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act providing for unlimited deposit insurance for noninterest-bearing transaction accounts for two years starting December 31, 2010.

In February 2010, in connection with the Bank's regularly scheduled 2009 FDIC examination, the Bank entered into a Memorandum of Understanding (Memorandum) with the FDIC and the California Department of Financial Institutions (the "DFI"). The Memorandum covers actions to be taken by the Board of Directors and management to enhance BSA compliance; reduce the Bank's level of classified assets and further strengthen and improve the Bank's asset quality; requesting regulatory approval prior to paying any cash dividends; and maintaining the Bank's Tier 1 leverage capital ratio at not less than 8% and a total risk-based capital ratio of not less than 11%. As of December 31, 2010, the foregoing capital ratios for the Bank were 11.8% and 19.2%, respectively. The Company believes that it is currently in compliance in all material respects with the actions described in the Memorandum. Consequently, the Company does not expect these actions to significantly change its business strategy in any material respect.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accounting and reporting policies of the Company and its subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the financial services industry.

Reclassifications

Certain reclassifications have been made to prior years' balances to conform to classifications used in 2010.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one-day periods.

Investment Securities

Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.

- Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. There were no transfers in the years ended December 31, 2010 and 2009. As of December 31, 2010 and 2009, the Company did not have any trading securities.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

An investment security is impaired when its carrying value is greater than its fair value. Investment securities that are impaired are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary and management does not intend to sell the security or it is more likely than not that management will not be required to sell the security before recovery, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income (loss). If management intends to sell the security or it is more likely than not that management will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings.

Federal Home Loan Bank Stock

Investments in Federal Home Loan Bank of San Francisco (the "FHLB") stock are carried at cost and are redeemable at par with certain restrictions. Investments in FHLB stock are necessary to participate in FHLB programs.

Loans and Leases

Loans and leases are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan and lease losses. Loan and lease origination fees, net of certain deferred origination costs, and purchase premiums and discounts, are recognized as an adjustment to the yield of the related loans and leases.

The accrual of interest on loans and leases is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payment requirements within an acceptable time frame relative to the terms stated in the loan agreement. Upon such discontinuance,

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

all unpaid accrued interest is reversed against current income unless the loan or lease is well secured and in the process of collection. Interest received on nonaccrual loans and leases is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans and leases are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

Loan Sales and Servicing

Included in the loan and lease portfolio are Small Business Administration (SBA) loans and Farm Service Agency guaranteed loans that may be sold in the secondary market. At the time the loan is sold, the related right to service the loan is either retained, with the Company earning future servicing income, or released in exchange for a one-time servicing-released premium. A portion of this premium may be required to be refunded if the borrower defaults or the loan prepays within ninety days of the settlement date. There were no sales of loans subject to these recourse provisions at December 31, 2010, 2009 and 2008. Loans subsequently transferred to the loan portfolio are transferred at the lower of cost or market value at the date of transfer. Any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to yield by the interest method. There were no loans held for sale at December 31, 2010 and 2009.

SBA and Farm Service Agency loans with unpaid balances of $449,000 and $503,000 were being serviced for others as of December 31, 2010 and 2009, respectively. The Company also serviced loans that are participated with other financial institutions totaling $6,673,000 and $6,764,000 as of December 31, 2010 and 2009, respectively.

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Servicing assets were not considered material for disclosure purposes at December 31, 2010 and 2009.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is an estimate of credit losses inherent in the Company's credit portfolio that have been incurred as of the balance-sheet date. The allowance is established through a provision for loan and lease losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. Credit exposures determined to be uncollectible are charged against the allowance. Cash received on previously charged off amounts is recorded as a recovery to the allowance. The overall allowance consists of two primary components, specific reserves related to impaired credits and general reserves for inherent losses related to credits that are not impaired.

A loan or lease is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the original agreement. Loans determined to be impaired are individually evaluated for impairment. When a loan or lease is impaired, the Company measures impairment based on the present value of expected future cash flows discounted at the credit's effective interest rate, except that as a practical expedient, it may measure impairment based on a credit's observable market price, or the fair value of the collateral if the credit is collateral dependent. A loan or lease is collateral dependent if the repayment of the credit is expected to be provided solely by the underlying collateral.

A restructuring of a debt constitutes a troubled debt restructuring ("TDR") if the Company for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that it would not otherwise consider. Restructured workout loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans or leases that are reported as TDRs are considered impaired and measured for impairment as described above.

The determination of the general reserve for loans and leases that are not impaired is based on estimates made by management, to include, but not limited to, consideration of historical losses by portfolio segment, internal asset classifications, and qualitative factors to include economic trends in the Company's service areas, industry experience and trends, geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the credit portfolio, and probable losses inherent in the portfolio taken as a whole.

The Company determines a separate allowance for each portfolio segment. These portfolio segments include commercial and industrial, real estate construction (including land and development loans), residential real estate, multi-

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

family real estate, commercial real estate, leases, agriculture and consumer loans. The allowance for loan and lease losses attributable to each portfolio segment, which includes both impaired credits and credits that are not impaired, is combined to determine the Company's overall allowance, which is included on the consolidated balance sheet and available for all loss exposures.

The Company assigns a risk rating to all loans except pools of homogeneous loans and periodically performs detailed reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by independent specialists engaged by the Company and the Company's regulators. During these internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual credit. The risk ratings can be grouped into six major categories, defined as follows:

Pass—A pass loan is a strong credit with no existing or known potential weaknesses deserving of management's close attention.

Watch—A watch credit is a loan or lease that otherwise meets the definition of a standard or minimum acceptable quality loan, but which requires more than normal attention due to any of the following items: deterioration of borrower financial condition less severe than those warranting more adverse grading, deterioration of repayment ability and/or collateral value, increased leverage, adverse effects from a downturn in the economy, local market or industry, adverse changes in local or regional employer, management changes (including illness, disability, and death), and adverse legal action. Payments are current per the terms of the agreement. If conditions persist or worsen, a more severe risk grade may be warranted.

Special Mention—A special mention credit is a loan or lease that has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the credit or in the Company's position at some future date. Special Mention credits are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Substandard—A substandard credit is a loan or lease that is not adequately protected by the current sound worth and paying capacity of the borrower or the value of the collateral pledged, if any. Credits classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Well defined weaknesses include a project's lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time or a project's failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful—Credits classified as doubtful are loans or leases that have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss—Credits classified as loss are loans or leases considered uncollectible and charged off immediately.

The general reserve component of the allowance for loan and lease losses also consists of reserve factors that are based on management's assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors. These reserve factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment described below.

Land and construction—Land and construction loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified cost and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

Commercial real estate—Commercial real estate mortgage loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flow to service debt obligations.

Commercial and industrial—Commercial and industrial loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

Multi-family—Multi-family loans are non-construction term mortgages for the acquisition, refinance, or improvement of residential rental properties with generally more than 4 dwelling units. Underwriting is generally based on borrower

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

creditworthiness, sufficiency of net operating income to service the bank loan payment, and a prudent loan-to-value ratio, among other factors.

Residential—Residential loans are generally loans to purchase or refinance 1-4 unit single-family residences, either owner-occupied or investor-owned. Some residential loans are short term to match their intended source of repayment through sale or refinance. The remainder are fixed or floating-rate term first mortgages with an original maturity between 2 and 10 years, generally with payments based on a 25-30 year amortization.

Leases—Leases originated by the bank are non-consumer finance leases (as contrasted with operating leases) for the acquisition of titled and non-titled business equipment. Leases are generally amortized over a period from 36 to 84 months, depending on the useful life of the equipment acquired. Residual (balloon) payments at lease end range from 0-20% of original cost, and are a non-optional obligation of the lessee. Lessees are contractually responsible for all costs, expenses, taxes, and liability associated with the leased equipment.

Agricultural land and production—Loans secured by crop production and livestock are especially vulnerable to two risk factors that are largely outside the control of Company and borrowers: commodity prices and weather conditions.

Home equity lines of credit—The degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating.

Installment—An installment loan portfolio is usually comprised of a large number of small loans scheduled to be amortized over a specific period. Most installment loans are made directly for consumer purchases, but business loans granted for the purchase of heavy equipment or industrial vehicles may also be included. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating.

Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relative risks in the portfolio, current economic conditions and other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Company's primary regulators, the FDIC and the DFI, as an integral part of their examination process, review the adequacy of the allowance. These regulatory agencies may require additions to the allowance based on their judgment about information available at the time of their examinations.

Allowance for Credit Losses on Off-Balance-Sheet Credit Exposures

The Company also maintains a separate allowance for off-balance-sheet commitments. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance-sheet commitments is included in accrued interest payable and other liabilities on the consolidated balance sheet.

Other Real Estate Owned

Other real estate owned includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property less estimated selling costs is charged against the allowance for loan and lease losses. A valuation allowance for losses on other real estate may be maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expense as incurred. During 2010, the Company received $3,195,000 in net proceeds from the sale of other real estate owned with net losses of $103,000 recognized on the sale. During 2009, the Company received $2,808,000 in net proceeds from the sale of other real estate owned with net losses of $17,000 recognized on the sale. The recorded investment in other real estate owned totaled $2,796,000 and $2,523,000 at December 31, 2010 and 2009, respectively, and had related valuation allowances of $100,000 and $15,000, respectively.

Premises and Equipment

Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful life of the building and improvements is forty years. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Impairment of long-lived

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

assets is evaluated by management based upon an event or changes in circumstances surrounding the underlying assets which indicate long-lived assets may be impaired.

Goodwill and Intangible Assets

Business combinations involving the Company's acquisition of equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition and is not deductible for tax purposes. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at least annually.

Intangible assets are comprised of core deposit intangibles which represent the estimated fair value of the long-term deposit relationships that were assumed when the Company acquired Bank of Amador in December 2004. Core deposit intangibles are amortized using a method that approximates the expected run-off of the deposit base, which, in this case, is eight years. Management evaluates the recoverability and remaining useful life annually to determine whether events or circumstances warrant a revision to the intangible assets or the remaining amortization period.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The deferred provision for income taxes is the result of the net change in the deferred tax asset and deferred tax liability balances during the year. This amount, combined with the current taxes payable or refundable, results in the income tax expense for the current year. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Based upon the Company's analysis of available evidence, the Company determined that it is "more likely than not" that all of the deferred income tax assets as of December 31, 2010 and 2009 will be fully realized and therefore no valuation allowance was recorded.

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the consolidated statement of income.

Comprehensive Income

Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income (loss), adjusted for realized gains or losses included in net income. Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the consolidated statement of changes in shareholders' equity.

Earnings Per Share

Basic earnings per share ("EPS"), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock that shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. EPS is retroactively adjusted for stock splits and stock dividends for all periods presented. There were no stock splits or stock dividends in 2010.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation

At December 31, 2010, the Company has two stock-based compensation plans, which are described more fully in Note 13. Compensation expense, net of related tax benefits, recorded in 2010, 2009 and 2008 totaled $204,000, $155,000 and $254,000, or $0.02, $0.03 and $0.04 per diluted share, respectively. Compensation expense is recognized over the vesting period on a straight line accounting basis.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton based option valuation model that uses the assumptions noted in the following table. Because Black-Scholes-Merton based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Restricted stock awards are grants of shares of the Company's common stock that are subject to forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or service and/or achieving specified performance goals. During the period of restriction, Plan participants holding restricted share awards have no voting or cash dividend rights. The restrictions lapse in accordance with a schedule or with other conditions determined by the Board of Directors as reflected in each award agreement. Upon the vesting of each restricted stock award, the Company issues the associated common shares from its inventory of authorized common shares. All outstanding awards under the Plan immediately vest in the event of a change of control of the Company. The shares associated with any awards that fail to vest become available for re-issuance under the Plan.

	2009	2008
Dividend yield	6.74%	3.53% to 4.62%
Expected volatility	24.6%	21.3% to 24.3%
Risk-free interest rate	2.18%	3.38% to 3.45%
Expected option life in years	7	7
Weighted average fair value of options granted during the year	$ 0.69	$ 2.75

There were no options granted in 2010 under either stock-based compensation plans.

The following is a summary of stock-based compensation information as of or for the years ended December 31, 2010, 2009 and 2008:

(DOLLARS IN THOUSANDS)

	2010	2009	2008
Total intrinsic value of options exercised	$ -	$ 28	$ 285
Aggregate cash received for option exercises	$ -	$ 22	$ 269
Total fair value of options vested	$ 248	$ 298	$ 254
Total compensation cost, options and restricted stock	$ 236	$ 210	$ 290
Tax benefit recognized	$ 32	$ 55	$ 36
Net compensation cost, options and restricted stock	$ 204	$ 155	$ 254
Total compensation cost for nonvested option awards not yet recognized	$ 216	$ 377	$ 717
Weighted average years for compensation cost for nonvested options to be recognized	1.1	1.5	2.9
Total compensation cost for restricted stock not yet recognized	$ 158		
Weighted average years for compensation cost for restricted stock to be recognized	1.7		

There were no restricted stock awards in 2009 or 2008.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of New Financial Accounting Standards

Transfers of Financial Assets

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Update ("ASU") 2009-16, Accounting for Transfers of Financial Assets (Statement 166), which amends previously issued accounting guidance to enhance accounting and reporting for transfers of financial assets, including securitizations or continuing exposure to the risks related to transferred financial assets. Prior to the issuance of Statement 166, transfers under participation agreements and other partial loan sales fell under the general guidance for transfers of financial assets. Statement 166 introduces a new definition for a participating interest along with the requirement for partial loan sales to meet the definition of a participating interest for sale treatment to occur. If a participation or other partial loan sale does not meet the definition, the portion sold should remain on the books and the proceeds recorded as a secured borrowing until the definition is met. Additionally, existing provisions were retained which require (i) the transferred assets to be isolated from the originating institution (transferor), (ii) that the transferor does not maintain effective control through certain agreements to repurchase or redeem the transferred assets and (iii) that the purchasing institution (transferee) has the right to pledge or exchange the assets acquired. The new provisions became effective on January 1, 2010 and early adoption was not permitted. The impact of adoption was not material to the Company's consolidated financial position, results of operations or cash flows.

Fair Value Measurements

In January 2010, the FASB issued FASB ASU 2010-06, Improving Disclosures about Fair Value Measurements, which amends and clarifies existing standards to require additional disclosures regarding fair value measurements. Specifically, the standard requires disclosure of the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers, the reasons for any transfers in or out of Level 3, and information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. This standard clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities—previously separate fair value disclosures were required for each major category of assets and liabilities. This standard also clarifies the requirement to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. Except for the requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, these disclosures are effective for the year ended December 31, 2010. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements becomes effective for the Company for the year beginning on January 1, 2011. The Company adopted this new accounting standard as of January 1, 2010 and the impact of adoption was not material to the Company's consolidated financial position, results of operations or cash flows.

Disclosures about Credit Quality

In July 2010, the FASB issued FASB ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 requires more robust and disaggregated disclosures about the credit quality of financing receivables (loans) and allowances for loan and lease losses, including disclosure about credit quality indicators, past due information and modifications of finance receivables. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on and after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance has significantly expanded disclosure requirements related to accounting policies and disclosures related to the allowance for loan and lease losses but did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

NOTE 3: FAIR VALUE MEASUREMENTS

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

(DOLLARS IN THOUSANDS)

	December 31, 2010		December 31, 2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 31,871	$ 31,871	$ 58,493	$ 58,493
Interest-bearing deposits in banks	2,248	2,248		
Investment securities	160,664	160,987	109,013	109,571
Loans and leases, net	338,533	332,964	376,322	370,057
FHLB stock	3,486	3,486	3,922	3,922
Accounts receivable servicing receivables			35	35
Accrued interest receivable	1,876	1,876	1,941	1,941
Cash surrender value of life insurance policies	11,019	11,019	10,742	10,742
Financial liabilities:				
Deposits	$ 465,122	$ 465,985	$ 469,755	$ 470,530
Short-term borrowings	7,000	7,000	14,500	14,500
Long-term borrowings	10,000	10,523	17,000	17,816
Accrued interest payable	268	268	344	344

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used by the Company to estimate the fair value of its financial instruments at December 31, 2010 and 2009:

Cash and due from banks: For cash and due from banks, the carrying amount is estimated to be fair value.

Interest-bearing deposits in banks: The fair values of interest-bearing deposits in banks are estimated by discounting their future cash flows using rates at each reporting date for instruments with similar remaining maturities offered by comparable financial institutions.

Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

Loans and leases: For variable-rate loans and leases that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans and leases are estimated using discounted cash flow analyses,

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

using interest rates being offered at each reporting date for loans and leases with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

FHLB stock: The carrying amount of FHLB stock approximates its fair value. This investment is carried at cost and is redeemable at par with certain restrictions.

Accounts receivable servicing receivables: The carrying amount of accounts receivable servicing receivables approximates their fair value because of the relatively short period of time between the origination of the receivables and their expected collection.

Cash surrender value of life insurance policies: The fair value of life insurance policies are based on cash surrender values at each reporting date as provided by insurers.

Deposits: The fair values for non-maturing deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates offered at each reporting date for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term and long-term borrowings: The fair value of short-term borrowings is estimated to be the carrying amount. The fair value of long-term borrowings is estimated using a discounted cash flow analysis using interest rates currently available for similar debt instruments.

Commitments to extend credit: The fair value of commitments are based on fees currently charged to enter into similar agreements, net of origination fees. These fees were not material at December 31, 2010 and 2009.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 31, 2010 and 2009. They indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

(DOLLARS IN THOUSANDS)

December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Assets and liabilities measured on a recurring basis:					
Available-for-sale securities:					
Mortgage-backed securities	$ 138,644		$ 138,644		
Obligations of states and political subdivisions	15,792		15,792		
Corporate stock	79	$ 75	4		
Total recurring	$ 154,515	$ 75	$ 154,440	$ -	$ -
Assets and liabilities measured on a nonrecurring basis:					
Impaired loans:					
Commercial:					
Commercial	$ 4,197		$ 3,870	$ 327	$ (275)
Real estate:					
Commercial	18,504		6,388	12,116	(381)
Multi-family	1,214			1,214	(93)
Construction	2,298		2,298		(952)
Residential	2,098		1,085	1,013	(162)
Other:					
Leases	27			27	
Agriculture	129		129		
Consumer	490			490	109
Other real estate owned	2,696		2,696		(908)
Total nonrecurring	$ 31,653	$ -	$ 16,466	$ 15,187	$ (2,662)

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

(DOLLARS IN THOUSANDS)

December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Assets and liabilities measured on a recurring basis:					
Available-for-sale securities:					
Mortgage-backed securities	$ 76,009		$ 76,009		
Obligations of states and political subdivisions	20,587		20,587		
Corporate stock	86	$ 78	8		
Total recurring	$ 96,682	$ 78	$ 96,604	$ -	$ -
Assets and liabilities measured on a nonrecurring basis:					
Impaired loans:					
Commercial:					
Commercial	$ 5,092		$ 4,614	$ 478	$ (1,238)
Real estate:					
Commercial	7,946		6,919	1,027	(923)
Multi-family					
Construction	3,758		2,929	829	(1,453)
Residential	822		822		
Other:					
Leases	21		21		
Agriculture	322		322		(19)
Consumer	500		454	46	
Other real estate owned	2,508		2,508		(1,089)
Total nonrecurring	$ 20,969	$ -	$ 18,589	$ 2,380	$ (4,722)

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

There were no significant transfers between Levels 1 and 2 during the years ended December 31, 2010 and 2009.

Impaired loans with a carrying value of $30,711,000 at December 31, 2010 were written down to $28,957,000, resulting in an impairment charge of $1,754,000, which was included in earnings for the period. Impaired loans with a carrying value of $22,094,000 at December 31, 2009 were written down to a fair value of $18,461,000, resulting in an impairment charge of $3,633,000, which was included in earnings for the period.

Other real estate owned with a carrying value of $3,604,000 at December 31, 2010 was written down to $2,696,000, resulting in an impairment charge of $908,000, which was included in earnings for the period. Other real estate owned with a carrying value of $3,597,000 at December 31, 2009 was written down to a fair value of $2,508,000, resulting in an impairment charge of $1,089,000, which was included in earnings for the period.

There were no material changes in the valuation techniques used during 2010. The following methods were used to estimate the fair value of each class of financial instrument above:

Available-for-sale securities—Fair values for investment securities are based on quoted market prices, if available, or evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information. Pricing applications apply available information, as applicable, through processes such as benchmark curves, benchmarking to like securities, sector groupings and matrix pricing.

Impaired loans—The fair value of impaired loans is based on the fair value of the collateral for all collateral dependent loans and is estimated using a discounted cash flow model for other impaired loans.

Other real estate owned—Other real estate owned represents real estate which the Company has taken control of in partial or full satisfaction of loans. The fair value of other real estate owned is based on property appraisals at the time of transfer and as appropriate thereafter, less costs to sell.

NOTE 4: GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, 2010 and 2009, goodwill totaled $16,321,000. Goodwill is evaluated annually for impairment under the provisions of the codification Topic 350, *Goodwill and Other Intangibles.* Management determined that no impairment recognition was required for the years ended December 31, 2010, 2009 and 2008. Goodwill is not deductible for tax purposes.

Other intangible assets are comprised of core deposit intangibles totaling $402,000 and $644,000 at December 31, 2010 and 2009, respectively. Amortization of the intangible included in other expense totaled $242,000, $263,000 and $286,000 for the years ended December 31, 2010, 2009 and 2008, respectively. The remaining balance will be amortized over the next 1.9 years and is estimated as follows

(DOLLARS IN THOUSANDS):

YEAR ENDING DECEMBER 31,		
2011	$	219
2012		183
	$	402

NOTE 5: INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities at December 31, 2010 and 2009 consisted of the following:

(DOLLARS IN THOUSANDS)

Available-for-Sale

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed mortgage-backed securities	$ 135,915	$ 3,156	$ (427)	$ 138,644
Obligations of states and political subdivisions	15,675	242	(125)	15,792
Equity securities:				
Corporate stock	77	8	(6)	79
	$ 151,667	$ 3,406	$ (558)	$ 154,515

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed mortgage-backed securities	$ 75,823	$ 772	$ (586)	$ 76,009
Obligations of states and political subdivisions	20,400	347	(160)	20,587
Equity securities:				
Corporate stock	82	11	(7)	86
	$ 96,305	$ 1,130	$ (753)	$ 96,682

Net unrealized gains on available-for-sale investment securities totaling $2,848,000 were recorded, net of $1,139,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2010. Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2010 totaled $9,702,000 and $7,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2010.

Net unrealized gains on available-for-sale investment securities totaling $377,000 were recorded, net of $155,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2009. Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2009 totaled $11,075,000 and $270,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2009.

Proceeds and gross realized gains from the sale and call of available-for-sale investment securities for the year ended December 31, 2008 totaled $25,680,000 and $126,000, respectively.

During 2008 management determined that one equity security (FNMA Preferred Stock) had a loss considered to be other-than-temporary. The Company recorded an impairment charge of $245,000 in 2008.

NOTE 5: INVESTMENT SECURITIES (CONTINUED)

Held-to-Maturity

	2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed mortgage-backed securities	$ 6,149	$ 323	$ -	$ 6,472

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government guaranteed mortgage-backed securities	$ 12,331	$ 558	$ -	$ 12,889

There were no sales or transfers of held-to-maturity investment securities for the years ended December 31, 2010, 2009 and 2008.

The amortized cost and estimated fair value of investment securities at December 31, 2010 by contractual maturity are shown below (dollars in thousands).

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 495	$ 499		
After one year through five years	5,657	5,782		
After five years through ten years	5,433	5,511		
After ten years	4,090	4,000		
	15,675	15,792		
Investment securities not due at a single maturity date:				
Mortgage-backed securities	135,915	138,644	$ 6,149	$ 6,472
Corporate stock	77	79		
	$ 151,667	$ 154,515	$ 6,149	$ 6,472

Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment securities with amortized costs totaling $47,729,000 and $58,510,000 and estimated fair values totaling $49,839,000 and $59,816,000 were pledged to secure treasury tax and loan accounts, State Treasury funds on deposit, public agency and bankruptcy trustee deposits and borrowing arrangements (see Note 10) at December 31, 2010 and 2009, respectively.

Investment securities with unrealized losses at December 31, 2010 and 2009 are summarized and classified according to the duration of the loss period as follows:

(DOLLARS IN THOUSANDS)

	2010					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale						
Debt securities:						
U.S. Government guaranteed mortgage-backed securities	$ 29,535	$ (427)			$ 29,535	$ (427)
Obligations of states and political sub-divisions	5,169	(125)			5,169	(125)
Corporate stock	5	(2)	$ 5	$ (4)	10	(6)
	$ 34,709	$ (554)	$ 5	$ (4)	$ 34,714	$ (558)

	2009					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale						
Debt securities:						
U.S. Government guaranteed mortgage-backed securities	$ 41,046	$ (527)	$ 2,752	$ (59)	$ 43,798	$ (586)
Obligations of states and political sub-divisions	4,081	(80)	2,641	(80)	6,722	(160)
Corporate stock	5	(3)	3	(4)	8	(7)
	$ 45,132	$ (610)	$ 5,396	$ (143)	$ 50,528	$ (753)

At December 31, 2010, the Company held 168 securities of which 29 were in a loss position for less than twelve months and 5 were in a loss position for twelve months or more. Of the 34 securities 15 are mortgage-backed securities, 11 are obligations of states and political sub-divisions and 8 are corporate stocks.

The unrealized loss on the Company's investments in mortgage-backed securities and obligations of states and political sub-divisions is primarily driven by interest rates. Because the decline in market value is attributable to a change in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until recovery of fair value, which may be maturity, management does not consider these investments to be other-than-temporarily impaired.

NOTE 6: LOANS AND LEASES

Outstanding loans and leases are summarized as follows:

(DOLLARS IN THOUSANDS) DECEMBER 31,	2010	2009
Real estate—commercial	$ 216,076	$ 223,685
Real estate—construction	15,971	27,482
Real estate—multi-family	6,968	8,476
Real estate—residential	26,099	26,922
Commercial	58,261	72,621
Lease financing receivable	2,766	3,920
Agriculture	7,202	7,472
Consumer	13,202	14,253
	346,545	384,831
Deferred loan and lease origination fees, net	(427)	(600)
Allowance for loan and lease losses	(7,585)	(7,909)
	$ 338,533	$ 376,322

Certain loans are pledged as collateral for available borrowings with the FHLB and the Federal Reserve Bank of San Francisco (the "FRB"). Pledged loans totaled $201,749,000 and $222,923,000 at December 31, 2010 and 2009, respectively (see Note 10).

The components of the Company's lease financing receivable are summarized as follows:

(DOLLARS IN THOUSANDS) DECEMBER 31,	2010	2009
Future lease payments receivable	$ 2,908	$ 4,246
Residual interests	104	85
Unearned income	(246)	(411)
Net lease financing receivable	$ 2,766	$ 3,920

Future lease payments receivable are as follows:

(DOLLARS IN THOUSANDS) YEAR ENDING DECEMBER 31,	
2011	$ 1,165
2012	955
2013	553
2014	151
2015	84
Total lease payments receivable	$ 2,908

Salaries and employee benefits totaling $453,000, $674,000 and $910,000 have been deferred as loan and lease origination costs for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 7: ALLOWANCE FOR LOAN AND LEASE LOSSES

Changes in the allowance for loan and lease losses were as follows:

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2010	2009	2008
Balance, beginning of year	$ 7,909	$ 5,918	$ 5,883
Provision charged to operations	7,365	8,530	1,743
Losses charged to allowance	(7,821)	(6,588)	(1,734)
Recoveries	132	49	26
Balance, end of year	$ 7,585	$ 7,909	$ 5,918

Allocation of the allowance for loan and lease losses as of December 31, 2010 by portfolio segment and by impairment methodology:

(DOLLARS IN THOUSANDS)

		Real Estate				Other				
	Commercial	Commercial	Multi-Family	Construction	Residential	Leases	Agriculture	Consumer	Unallocated	Total
Allowance for Loan and Lease Losses										
Ending balance allocated to portfolio segments	$ 2,574	$ 2,715	$ 115	$ 1,090	$ 581	$ 7	$ 131	$ 221	$ 151	$ 7,585
Ending balance:										
Individually evaluated for impairment	$ 274	$ 1,160	$ 22	$ -	$ 152	$ -	$ -	$ 11	$ -	$ 1,619
Ending balance:										
Collectively evaluated for impairment	$ 2,300	$ 1,555	$ 93	$ 1,090	$ 429	$ 7	$ 131	$ 210	$ 151	$ 5,966
Loans										
Ending balance	$58,261	$ 216,076	$ 6,968	$15,971	$ 26,099	$ 2,766	$ 7,202	$13,202	$ -	$346,545
Ending balance:										
Individually evaluated for impairment	$ 8,257	$ 21,186	$ 2,596	$ 4,695	$ 2,676	$ -	$ 129	$ 698	$ -	$ 40,237
Ending balance:										
Collectively evaluated for impairment	$50,004	$ 194,890	$ 4,372	$11,276	$ 23,423	$ 2,766	$ 7,073	$12,504	$ -	$306,308

NOTE 7: ALLOWANCE FOR LOAN AND LEASE LOSSES (CONTINUED)

The loan portfolio allocated by management's internal risk ratings as of December 31, 2010:

(DOLLARS IN THOUSANDS)

	Credit Risk Profile by Internally Assigned Grade				
		Real Estate			
	Commercial	Commercial	Multi-Family	Construction	Residential
Grade:					
Pass	$ 39,335	$ 175,319	$ 4,371	$ 7,884	$ 21,928
Watch	3,515	11,021	1,214	1,632	
Special mention	4,228	11,713		1,178	953
Substandard	11,012	18,023	1,383	5,277	3,218
Doubtful	171				
Total	$ 58,261	$ 216,076	$ 6,968	$ 15,971	$ 26,099

	Other Credit Exposure Credit Risk Profile by Internally Assigned Grade		
	Leases	Agriculture	Consumer
Grade:			
Pass	$ 2,740	$ 6,484	$ 12,277
Watch		589	514
Special mention			178
Substandard	26	129	217
Doubtful			16
Total	$ 2,766	$ 7,202	$ 13,202

Aging analysis of the loan portfolio at December 31, 2010:

(DOLLARS IN THOUSANDS)

	30-59 Days Past Due	60-89 Days Past Due	Past Due Greater Than 90 Days	Total Past Due	Current	Total Loans	Past Due Greater Than 90 Days and Accruing	Nonaccrual
Commercial:								
Commercial	$ 219	$ 19	$ 3,346	$ 3,584	$ 54,677	$ 58,261		$ 3,491
Real estate:								
Commercial	1,207	3,140	10,101	14,448	201,628	216,076		10,975
Multi-family			1,383	1,383	5,585	6,968		1,383
Construction		1,835	2,859	4,694	11,277	15,971		4,694
Residential	795	366	1,149	2,310	23,789	26,099		1,554
Other:								
Leases			28	28	2,738	2,766		28
Agriculture			129	129	7,073	7,202		129
Consumer	123	8	221	352	12,850	13,202		317
Total	$ 2,344	$ 5,368	$ 19,216	$ 26,928	$ 319,617	$ 346,545	$ -	$ 22,571

NOTE 7: ALLOWANCE FOR LOAN AND LEASE LOSSES (CONTINUED)

Impaired loans as of and for the year ended December 31, 2010:

(DOLLARS IN THOUSANDS)

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial:					
Commercial	$ 5,026	$ 5,418		$ 5,042	$ 137
Real estate:					
Commercial	9,066	12,149		14,013	424
Multi-family	1,382	2,382		1,383	70
Construction	4,695	7,064		6,545	43
Residential	1,663	1,835		1,593	50
Other:					
Agriculture	129	322		206	4
Consumer	207	207		317	16
	$ 22,168	$ 29,377	$ -	$ 29,099	$ 744
With an allowance recorded:					
Commercial:					
Commercial	$ 3,231	$ 3,231	$ 274	$ 3,452	$ 196
Real estate:					
Commercial	12,120	12,584	1,160	9,369	456
Multi-family	1,214	1,214	22	1,321	44
Residential	1,013	1,013	152	861	51
Other:					
Consumer	491	491	11	492	24
	$ 18,069	$ 18,533	$ 1,619	$ 15,495	$ 771
Total:					
Commercial:					
Commercial	$ 8,257	$ 8,649	$ 274	$ 8,494	$ 333
Real estate:					
Commercial	21,186	24,733	1,160	23,382	880
Multi-family	2,596	3,596	22	2,704	114
Construction	4,695	7,064		6,545	43
Residential	2,676	2,848	152	2,454	101
Other:					
Agriculture	129	322		206	4
Consumer	698	698	11	809	40
	$ 40,237	$ 47,910	$ 1,619	$ 44,594	$ 1,515

The recorded investment in loans and leases that were considered to be impaired totaled $40,237,000 at December 31, 2010 and had a related valuation allowance of $1,619,000. The average recorded investment in impaired loans and leases during 2010 was approximately $44,594,000.

The recorded investment in loans and leases that were considered to be impaired totaled $41,937,000 at December 31, 2009 and had a related valuation allowance of $3,810,000. The average recorded investment in impaired loans and leases during 2009 was approximately $29,947,000.

Non-accrual loans and leases totaled approximately $22,571,000 and $20,964,000 at December 31, 2010 and 2009, respectively. There were no loans and leases past due 90 days or more and still accruing interest at December 31, 2010 and 2009. Interest income on non-accrual loans is generally recognized on a cash basis and was approximately $338,000 and $79,000 for the years ended December 31, 2010 and 2009, and not significant for 2008. Interest foregone on non-accrual loans was approximately $1,736,000, $1,281,000 and $647,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 8: PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2010	2009
Land	$ 206	$ 206
Building and improvements	734	730
Furniture, fixtures and equipment	5,180	7,017
Leasehold improvements	1,567	1,758
	7,687	9,711
Less accumulated depreciation and amortization	(5,661)	(7,617)
	$ 2,026	$ 2,094

Depreciation and amortization included in occupancy and furniture and equipment expense totaled $543,000, $569,000 and $539,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 9: INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2010	2009
Savings	$ 45,537	$ 36,234
Money market	137,636	131,614
NOW accounts	45,075	50,154
Time, $100,000 or more	78,147	98,061
Other time	32,091	35,364
	$ 338,486	$ 351,427

The Company held $29,000,000 in certificates of deposit for the State of California as of December 31, 2010 and 2009. This amount represents 6.2% of total deposit balances at December 31, 2010 and 2009.

Aggregate annual maturities of time deposits are as follows:

(DOLLARS IN THOUSANDS)

YEAR ENDING DECEMBER 31,	
2011	$ 91,267
2012	9,350
2013	5,952
2014	1,333
2015	2,249
Thereafter	87
	$ 110,238

NOTE 9: INTEREST-BEARING DEPOSITS (CONTINUED)

Interest expense recognized on interest-bearing deposits consisted of the following:

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2010	2009	2008
Savings	$ 224	$ 229	$ 324
Money market	1,268	1,304	1,861
NOW accounts	59	71	68
Time, $100,000 or more	806	1,481	2,249
Other time	595	918	1,399
	$ 2,952	$ 4,003	$ 5,901

NOTE 10: BORROWING ARRANGEMENTS

The Company has a $10,000,000 unsecured short-term borrowing arrangement to purchase Federal funds with one of its correspondent banks. There were no advances under the borrowing arrangement as of December 31, 2010 and 2009.

In addition, the Company has a line of credit available with the FHLB which is secured by pledged mortgage loans (see Note 6) and investment securities (see Note 5). Borrowings may include overnight advances as well as loans with a term of up to thirty years. Advances totaling $17,000,000 were outstanding from the FHLB at December 31, 2010, bearing fixed interest rates ranging from 1.85% to 3.78% and maturing between March 2, 2011 and January 13, 2014. Advances totaling $31,500,000 were outstanding from the FHLB at December 31, 2009, bearing fixed interest rates ranging from 1.60% to 3.78% and maturing between January 19, 2010 and January 13, 2014. Amounts available under the borrowing arrangement with the FHLB at December 31, 2010 and 2009 totaled $55,160,000 and $54,047,000, respectively.

In addition, the Company entered into a secured borrowing agreement with the FRB in 2008. The borrowing is secured by pledging selected loans (see Note 6) and investment securities (see Note 5). There were no advances outstanding as of December 31, 2010 and 2009. Amounts available under the borrowing arrangement with the FRB at December 31, 2010 and 2009 totaled $30,702,000 and $36,353,000, respectively.

The following table summarizes these borrowings:

(DOLLARS IN THOUSANDS)

	December 31,			
	2010		2009	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Short-term portion of borrowings	$ 7,000	2.40%	$ 14,500	2.84%
Long-term borrowings	10,000	2.41%	17,000	2.40%
	$ 17,000	2.40%	$ 31,500	2.60%

The Company has also been issued $9,000,000 in letters of credit by the FHLB, included in the amounts available from the FHLB previously discussed, which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2010 and management does not expect these lines to be drawn in the future.

NOTE 11: INCOME TAXES

The (benefit from) provision for income taxes for the years ended December 31, 2010, 2009, and 2008 consisted of the following:

(DOLLARS IN THOUSANDS)

	Federal	State	Total
2010			
Current	$ 2	$ 74	$ 76
Deferred	(140)	(187)	(327)
Benefit from income taxes	$ (138)	$ (113)	$ (251)
2009			
Current	$ 824	$ 507	$ 1,331
Deferred	(540)	(417)	(957)
Provision for income taxes	$ 284	$ 90	$ 374
2008			
Current	$ 3,617	$ 1,407	$ 5,024
Deferred	(263)	(183)	(446)
Provision for income taxes	$ 3,354	$ 1,224	$ 4,578

Deferred tax assets (liabilities) consisted of the following:

(DOLLARS IN THOUSANDS)

DECEMBER 31,	2010	2009
Deferred tax assets:		
Allowance for loan and lease losses	$ 3,401	$ 3,546
Future benefit of state tax deduction		123
Other real estate owned	703	280
Deferred compensation	1,747	1,715
Other	236	218
Total deferred tax assets	6,087	5,882
Deferred tax liabilities:		
Core deposit intangible	(180)	(289)
Unrealized gains on available-for-sale investment securities	(1,139)	(155)
Investment mark to market	(17)	(24)
Future liability of state deferred tax assets	(459)	(372)
Deferred loan costs	(310)	(355)
Federal Home Loan Bank stock dividends	(238)	(268)
Premises and equipment	(15)	
Total deferred tax liabilities	(2,358)	(1,463)
Net deferred tax assets	$ 3,729	$ 4,419

NOTE 11: INCOME TAXES (CONTINUED)

The Company and its subsidiaries file income tax returns in the United States and California jurisdictions. There are currently no pending federal, state or local income tax examinations by tax authorities. With few exceptions, the Company is no longer subject to the examination by federal taxing authorities for the years ended before December 31, 2006 and by state and local taxing authorities for years before December 31, 2005. The unrecognized tax benefits and changes therein and the interest and penalties accrued by the Company as of December 31, 2010 were not significant.

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate of 34.0% in 2010, 34.0% in 2009 and 35.0% in 2008 to income before income taxes. The significant items comprising these differences consisted of the following:

YEAR ENDED DECEMBER 31,	2010	2009	2008
Federal income tax statutory rate	34.0 %	34.0 %	35.0 %
State franchise tax, net of Federal tax effect	(29.5)%	3.0 %	6.6 %
Tax benefit of interest on obligations of states and political subdivisions	(93.0)%	(15.2)%	(2.9)%
Tax-exempt income from life insurance policies	(42.0)%	(4.3)%	(1.1)%
Stock option compensation expense	17.0 %	1.3 %	0.5 %
Other	1.9 %	0.3 %	(0.4)%
Effective tax rate	(111.6)%	19.1 %	37.7 %

NOTE 12: COMMITMENTS AND CONTINGENCIES

Leases

The Company leases branch facilities, administrative offices and various equipment under noncancelable operating leases which expire on various dates through the year 2019. Certain of the leases have five year renewal options. One of the branch facilities is leased from a current member of the Company's Board of Directors (see Note 17).

Future minimum lease payments are as follows:

(DOLLARS IN THOUSANDS)

YEAR ENDING DECEMBER 31,	
2011	$ 783
2012	783
2013	788
2014	729
2015	671
Thereafter	1,272
	$ 5,026

Rental expense included in occupancy, furniture and equipment expense totaled $956,000, $1,050,000 and $1,110,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the consolidated balance sheet.

NOTE 12: COMMITMENTS AND CONTINGENCIES (CONTINUED)

The following financial instruments represent off-balance-sheet credit risk:

(DOLLARS IN THOUSANDS) DECEMBER 31,	2010	2009
Commitments to extend credit:		
Revolving lines of credit secured by 1-4 family residences	$ 5,964	$ 6,615
Commercial real estate, construction and land development commitments secured by real estate	12,746	18,202
Other unused commitments, principally commercial loans	23,738	43,008
	$ 42,448	$ 67,825
Standby letters of credit	$ 10,033	$ 10,190

At inception, real estate commitments are generally secured by property with a loan to value ratio of 55% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each client's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, equipment and deeds of trust on residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee the performance or financial obligation of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2010 and 2009. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

Significant Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial, agricultural and consumer loans to clients throughout Sacramento, Placer, Yolo, Amador, El Dorado, and Sonoma counties.

In management's judgment, a concentration exists in real estate-related loans which represented approximately 76% and 74% of the Company's loan portfolio at December 31, 2010 and 2009, respectively. A continued substantial decline in the economy in general, or a continued decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represent the primary source of repayment for a majority of these loans.

Correspondent Banking Agreements

The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. The Company did not have any uninsured deposits at December 31, 2010.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or results of operations of the Company.

NOTE 13: SHAREHOLDERS' EQUITY

Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

(DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE YEAR ENDED		Net Income	Weighted Average Number of Shares Outstanding		Per-Share Amount
December 31, 2010					
Basic earnings per share	$	476	9,846	$	0.05
Effect of dilutive stock options			3		
Diluted earnings per share	$	476	9,849	$	0.05
December 31, 2009					
Basic earnings per share	$	1,586	6,031	$	0.26
Effect of dilutive stock options			7		
Diluted earnings per share	$	1,586	6,038	$	0.26
December 31, 2008					
Basic earnings per share	$	7,571	5,811	$	1.30
Effect of dilutive stock options			14		
Diluted earnings per share	$	7,571	5,825	$	1.30

Stock Based Compensation

In 2000, the Board of Directors adopted and the Company's shareholders approved a stock option plan (the "2000 Plan"), under which 379,571 options remain outstanding at December 31, 2010. On March 17, 2010, the Board of Directors adopted the 2010 Equity Incentive Plan. The 2010 Plan was approved by the Company's shareholders on May 20, 2010. The total number of authorized shares that are available for issuance under the 2010 Plan is 1,447,495. The 2010 Plan provides for the following types of stock-based awards: incentive stock options; nonqualified stock options; stock appreciation rights; restricted stock; restricted performance stock; unrestricted Company stock; and performance units. Awards granted under the 2000 Plan were either incentive stock options or nonqualified stock options. The 2010 Plan and the 2000 Plan (collectively the "Plans"), under which equity incentives may be granted to employees and directors under incentive and nonstatutory agreements, require that the option price may not be less than the fair market value of the stock at the date the option is granted. The option awards under the Plans expire on dates determined by the Board of Directors, but not later than ten years from the date of award. The vesting period is generally five years; however, the vesting period can be modified at the discretion of the Company's Board of Directors. Outstanding option awards under the Plans are exercisable until their expiration; however, no new options will be awarded under the 2000 Plan. The Plans do not provide for the settlement of awards in cash and new shares are issued upon exercise of an option.

NOTE 13: SHAREHOLDERS' EQUITY (CONTINUED)

A summary of the outstanding and vested stock option activity for the year ended December 31, 2010 is as follows:

	Outstanding		Nonvested	
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Fair Value Per Share
Balance, January 1, 2010	381,021	$ 17.20	180,597	$ 3.19
Options vested			(59,352)	$ 4.08
Options expired or canceled	(1,450)	$ 22.15	(1,450)	$ 5.12
Balance, December 31, 2010	379,571	$ 17.18	119,795	$ 2.73

A summary of options as of December 31, 2010 is as follows:

Weighted average exercise price of nonvested stock options	$ 15.09
Aggregate intrinsic value of nonvested stock options	$ -
Weighted average remaining contractual term in years of nonvested stock options	7.18
Number of vested stock options	259,776
Weighted average exercise price per share	$ 18.15
Aggregate intrinsic value	$ -
Weighted average remaining contractual term in years	4.72

RANGE OF EXERCISE PRICES	Number of Options Outstanding December 31, 2010	Weighted Average Remaining Contractual Life	Number of Options Exercisable December 31, 2010
$ 8.50-11.66	61,903	8.14 years	12,398
$ 11.67-12.37	33,562	2.22 years	33,562
$ 12.38-12.65	1,575	7.39 years	630
$ 12.66-16.18	927	2.39 years	927
$ 16.19-16.77	58,942	7.15 years	23,576
$ 16.78-18.10	48,399	3.31 years	48,399
$ 18.11-18.23	36,174	4.27 years	36,169
$ 18.24-24.07	138,089	5.50 years	104,115
	379,571		259,776

During the third quarter of 2010, the Company awarded 29,334 shares of restricted common stock under the Company's 2010 Equity Incentive Plan to certain employees and to directors. Grant date fair value is determined by the market price of the Company's common stock at the date of grant. The aggregate value of these shares at the grant date amounts to approximately $205,000 or $6.99 per share and is recognized ratably as compensation expense or director expense over the vesting periods. The shares of common stock granted pursuant to such agreements vest in increments over one to five years from the date of grant. The Company recognized $47,000 in compensation expense and director expense related to restricted stock in 2010. The intrinsic value of the restricted stock outstanding at December 31, 2010 was approximately $176,000. The weighted average contractual term over which the restricted stock will vest is 1.68 years as of December 31, 2010. The shares awarded to employees and directors under the restricted stock agreements vest on the applicable vesting dates only to the extent the recipient of the shares is then an employee or a director of the Company or one of its subsidiaries, and each recipient will forfeit all of the shares that have not vested on the date his or her employment or service is terminated. New shares are issued upon vesting of the restricted common stock.

Common Stock Repurchase Program

On January 16, 2008, the Board of Directors of the Company authorized a stock repurchase program that allows for the repurchase of up to six and one half percent (6.5%) annually of the Company's outstanding shares of common stock. The repurchases under this plan can be made from time to time in the open market as conditions allow. Management reports monthly to the Board of Directors on the status of the

NOTE 13: SHAREHOLDERS' EQUITY (CONTINUED)

repurchase program. The Board of Directors has reserved the right to suspend, terminate, modify or cancel the repurchase programs at any time for any reason. The 6.5% percent program announced in 2008 replaced a program announced in 2001 whereby the Company had the ability to repurchase up to five percent (5.0%) annually of the Company's outstanding shares of common stock. On July 24, 2009, the Board of Directors temporarily suspended the Company's stock repurchase program.

Stock Dividend

The Board of Directors declared a 5% stock dividend November 19, 2008. As appropriate, per share and relevant data in the consolidated financial statements have been retroactively restated to reflect the stock dividend.

NOTE 14: REGULATORY MATTERS

Dividends

Upon declaration by the Board of Directors of the Company, all shareholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any state banking association in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. In addition, subject to prior regulatory approval, any state banking association may request an exception to this restriction. In May, September and December 2008, and in March and June of 2009, ARB requested, and received approval for, equal payments of $1,000,000. The effect of the payments is such that ARB could continue to provide dividends to the Company.

In 2009 and 2008, the Company declared cash dividends in the amount of $0.29 and $0.57, respectively, per common share. The amounts have been adjusted to reflect 5% stock dividends declared in 2008. There is no assurance, however, that any dividends will be paid in the future since they are subject to regulatory restrictions, and dependent upon earnings, financial condition and capital requirements of the Company and its subsidiaries. On July 24, 2009, the Board of Directors temporarily suspended the payment of cash dividends until such time as it is prudent to reestablish payment of cash dividends. As a result there were no cash dividends declared or paid in 2010. Currently, any future cash dividends from the Bank to the Company will require prior regulatory approval.

Regulatory Capital

The Company and ARB are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. As a result of a regularly scheduled 2009 FDIC examination, management entered into a Memorandum of Understanding (MOU) with its regulators to take certain actions, including maintenance of certain capital ratios as described in "Note 1, The Business of the Company" herein.

Under capital adequacy guidelines, the Company and ARB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets be maintained. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

NOTE 14: REGULATORY MATTERS (CONTINUED)

ARB is also subject to additional capital guidelines under the regulatory framework for prompt corrective action. To be categorized as well capitalized, ARB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.

Management believes that the Company and ARB met all their capital adequacy requirements as of December 31, 2010 and 2009.

(DOLLARS IN THOUSANDS)

	December 31,			
	2010		2009	
	Amount	Ratio	Amount	Ratio
Leverage Ratio				
American River Bankshares and Subsidiaries	$ 71,112	12.6%	$ 70,158	12.4%
Minimum regulatory requirement	$ 22,663	4.0%	$ 22,535	4.0%
American River Bank	$ 66,371	11.8%	$ 65,385	11.7%
Minimum requirement for "Well-Capitalized" institution under prompt corrective action provisions	$ 28,207	5.0%	$ 28,059	5.0%
Minimum regulatory requirement	$ 22,566	4.0%	$ 22,447	4.0%
Tier 1 Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$ 71,112	19.1%	$ 70,158	17.1%
Minimum regulatory requirement	$ 14,913	4.0%	$ 16,384	4.0%
American River Bank	$ 66,371	17.9%	$ 65,385	16.0%
Minimum requirement for "Well-Capitalized" institution under prompt corrective action provisions	$ 22,239	6.0%	$ 24,463	6.0%
Minimum regulatory requirement	$ 14,826	4.0%	$ 16,309	4.0%
Total Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$ 75,809	20.3%	$ 75,313	18.4%
Minimum regulatory requirement	$ 30,058	8.0%	$ 32,989	8.0%
American River Bank	$ 71,041	19.2%	$ 70,516	17.3%
Minimum requirement for "Well-Capitalized" institution under prompt corrective action provisions	$ 37,357	10.0%	$ 41,050	10.0%
Minimum regulatory requirement	$ 29,886	8.0%	$ 32,840	8.0%

NOTE 15: OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income consisted of the following:

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2010	2009	2008
Merchant fee income	$ 420	$ 437	$ 482
Accounts receivable servicing fees		35	170
Income from residential lending division		7	283
Increase in cash surrender value of life insurance policies (Note 16)	277	246	395
Other	234	256	216
	$ 931	$ 981	$ 1,546

Other noninterest expense consisted of the following:

(DOLLARS IN THOUSANDS)

YEAR ENDED DECEMBER 31,	2010	2009	2008
Professional fees	$ 1,191	$ 1,061	$ 936
Outsourced item processing	414	369	391
Directors' expense	371	390	321
Telephone and postage	336	375	403
Amortization of intangible assets	242	263	286
Stationery and supplies	208	205	274
Advertising and promotion	198	232	339
Other operating expenses	1,010	1,278	1,143
	$ 3,970	$ 4,173	$ 4,093

NOTE 16: EMPLOYEE BENEFIT PLANS

American River Bankshares 401(k) Plan

The American River Bankshares 401(k) Plan has been in place since January 1, 1993 and is available to all employees. Under the plan, the Company will match 100% of each participants' contribution up to 3% of annual compensation plus 50% of the next 2% of annual compensation. Employer Safe Harbor matching contributions are 100% vested upon entering the plan. The Company's contributions totaled $173,000, $176,000 and $200,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Employee Stock Purchase Plan

The Company contracts with an administrator for an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at fair market value as of the date of purchase. The Company bears all costs of administering the Plan, including broker's fees, commissions, postage and other costs actually incurred.

American River Bankshares Deferred Compensation Plan

The Company has established a Deferred Compensation Plan for certain members of the management team and a Deferred Fee Agreement for Non-Employee Directors for the purpose of providing the opportunity for participants to defer compensation. Participants of the management team, who are selected by a committee designated by the Board of Directors, may elect to defer annually a minimum of $5,000 or a maximum of eighty percent of their base salary and all of their cash bonus. Directors may also elect to defer up to one hundred percent of their monthly fees. The Company bears all administration costs and accrues interest on the participants' deferred balances at a rate based on U.S. Government Treasury rates plus 4.0%. This rate was 6.5% at December 31, 2010.

Deferred compensation, including interest earned, totaled $2,330,000, $2,167,000 and $2,023,000 at December 31, 2010, 2009 and 2008, respectively. The expense recognized under this plan totaled $150,000, $116,000 and $142,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Salary Continuation Plan

The Company has agreements to provide certain current executives, or their designated beneficiaries, with annual benefits for up to 15 years after retirement or death. These benefits are substantially equivalent to those available under life insurance policies purchased by the Company on the lives of the executives. The Company accrues for these future benefits from the effective date of the agreements until the executives' expected final payment dates in a systematic and rational manner. As of December 31, 2010 and 2009, the Company had accrued $867,000 and $764,000, respectively, for potential benefits payable. This payable approximates the then present value of the benefits expected to be provided at retirement. The expense recognized under this plan totaled $153,000, $141,000 and $188,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

In connection with these plans, the Company invested in single premium life insurance policies with cash surrender values totaling $11,019,000 and $10,742,000 at December 31, 2010 and 2009, respectively. On the consolidated balance sheet, the cash surrender value of life insurance policies is included in accrued interest receivable and other assets. Tax-exempt income on these policies, net of expense, totaled approximately $277,000, $246,000 and $395,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 17: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company enters into transactions with related parties, including Directors and affiliates. These transactions include borrowings from the Company with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2010:

(DOLLARS IN THOUSANDS)

Balance, January 1, 2010	$	4,051
Disbursements		38
Amounts repaid		(113)
Balance, December 31, 2010	$	3,976
Undisbursed commitments to related parties, December 31, 2010	$	5

The Company also leases one of its branch facilities from a current member of the Company's Board of Directors. Rental payments to the Director totaled $101,000, $87,000 and $85,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 18: OTHER COMPREHENSIVE INCOME (LOSS)

At December 31, 2010, 2009 and 2008, the Company had other comprehensive income (loss) as follows:

(DOLLARS IN THOUSANDS)

		Before Tax		Tax (Expense) Benefit		After Tax
For the Year Ended December 31, 2010						
Other comprehensive income:						
Unrealized holding gain	$	2,478	$	(987)	$	1,491
Less reclassification adjustment for realized gains included in net income		7		(3)		4
	$	2,471	$	(984)	$	1,487
For the Year Ended December 31, 2009						
Other comprehensive loss:						
Unrealized holding loss	$	(26)	$	10	$	(16)
Less reclassification adjustment for realized gains included in net income		270		(111)		159
	$	(296)	$	121	$	(175)
For the Year Ended December 31, 2008						
Other comprehensive income:						
Unrealized holding gains	$	628	$	(258)	$	370
Less reclassification adjustment for realized gains included in net income		126		(52)		74
	$	502	$	(206)	$	296

NOTE 19: PARENT ONLY CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEET

(DOLLARS IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,	2010	2009
Assets		
Cash and due from banks	$ 6,157	$ 6,067
Investment in subsidiaries	84,803	82,572
Other assets	2,461	2,165
	$ 93,421	$ 90,804
Liabilities and Shareholders' Equity		
Liabilities:		
Other liabilities	$ 3,877	$ 3,459
Total liabilities	3,877	3,459
Shareholders' equity:		
Common stock	71,814	71,578
Retained earnings	16,021	15,545
Accumulated other comprehensive income, net of taxes	1,709	222
Total shareholders' equity	89,544	87,345
	$ 93,421	$ 90,804

CONDENSED STATEMENT OF INCOME

(DOLLARS IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,	2010	2009	2008
Income:			
Dividends declared by subsidiaries—eliminated in consolidation		$ 1,655	$ 4,560
Management fee from subsidiaries—eliminated in consolidation	$ 4,057	4,057	3,706
Other income	29	26	39
Total income	4,086	5,738	8,305
Expenses:			
Salaries and employee benefits	3,125	2,696	2,582
Professional fees	360	404	390
Directors' expense	308	325	248
Other expenses	645	684	668
Total expenses	4,438	4,109	3,888
(Loss) income before equity in undistributed income of subsidiaries	(352)	1,629	4,417
Equity in undistributed (distributed) income of subsidiaries	699	(49)	3,113
Income before income taxes	347	1,580	7,530
Income tax benefit	129	6	41
Net income	$ 476	$ 1,586	$ 7,571

NOTE 19: PARENT ONLY CONDENSED FINANCIAL STATEMENTS (CONTINUED)

CONSOLIDATED STATEMENT OF CASH FLOWS

(DOLLARS IN THOUSANDS) FOR THE YEARS ENDED DECEMBER 31,	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 476	$ 1,586	$ 7,571
Adjustments to reconcile net income to net cash provided by operating activities:			
(Distributed) undistributed earnings of subsidiaries	(699)	49	(3,113)
Decrease in dividends receivable from subsidiaries			840
Equity-based compensation expense	236	210	291
Increase in other assets	(193)	(267)	(104)
Increase (decrease) in other liabilities	418	495	220
Net cash provided by operating activities	238	2,073	5,705
Cash flows from investing activities:			
Purchase of equipment	(148)	(50)	(26)
Investment in subsidiary		(19,000)	
Net cash used in investing activities	(148)	(19,050)	(26)
Cash flows from financing activities:			
Cash dividends paid		(2,486)	(3,328)
Exercise of stock options, including tax benefit		33	354
Cash paid to repurchase common stock			(1,710)
Cash paid for fractional shares			(10)
Net proceeds from stock issuance		23,901	
Net cash provided by (used in) financing activities	-	21,448	(4,694)
Net increase in cash and cash equivalents	90	4,471	985
Cash and cash equivalents at beginning of year	6,067	1,596	611
Cash and cash equivalents at end of year	$ 6,157	$ 6,067	$ 1,596

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American River
Bankshares

WWW.AMRB.COM